PURCHASE AGREEMENT

by and among

AT&T MOBILITY LLC

and

ATLANTIC TELE-NETWORK, INC.

and

ALLIED WIRELESS COMMUNICATIONS CORPORATION

dated as of

January 21, 2013

Table of Contents

Schedule 1A	Assumed Liabilities
Schedule 1B	Certain Excluded Assets
Schedule 1C	Excluded Liabilities
Schedule 1D	FCC Licenses; Markets
Schedule 1E-1	Knowledge of Purchaser
Schedule 1E-2	Knowledge of Seller
Schedule 1F	Partnerships; Partnership Interests
Schedule 1G	PUC Requirements
Schedule 1H	Certain Retained Assets
Schedule 1I	Alternative Agreements
Schedule 1J	Certain Transferred Assets
Schedule 1K	Transferred LLCs; Transferred LLC Interests
Schedule 2.7(b)	Applicable Accounting Principles and Estimated Working Capital Adjustment Amount Example
Schedule 5.3(a)	Transition Services
Schedule 5.6(i)	Severance
Schedule 5.10	Reasonable Best Efforts
Schedule 5.11	Information Technology and Network Related Information

Exhibit A	Assignment and Assumption Agreement
Exhibit B	Contribution Agreement
Exhibit C	Escrow Agreement
Exhibit D	Newco Certificate of Formation
Exhibit E	Newco Limited Liability Company Agreement

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is entered into as of January 21, 2013, by and among AT&T Mobility LLC, a Delaware limited liability company (“Purchaser”), Atlantic Tele-Network, Inc., a Delaware corporation (“Parent”), and Allied Wireless Communications Corporation, a Delaware corporation (“Allied” and, together with Parent, “Sellers”).

WHEREAS, Sellers desire to sell, transfer and assign certain assets and Liabilities relating to the Business;

WHEREAS, prior to the Closing, Sellers shall, and shall cause the Seller Entities that own and operate such assets and Liabilities to, transfer only the Transferred Assets and the Assumed Liabilities to a newly formed Delaware limited liability company (“Newco”) wholly owned by Allied;

WHEREAS, Purchaser wishes to acquire from Allied, and Allied wishes to sell to Purchaser, all right, title and interest in and to Newco on the terms and conditions of this Agreement;

WHEREAS, each of the parties intends for the acquisition by Purchaser of the interests in Newco to be treated as the acquisition by Purchaser of the assets of Sellers for U.S. federal income tax purposes; and

WHEREAS, Sellers and Purchaser have agreed to enter into a Transition Services Agreement in accordance with Section 5.3 of this Agreement (the “Transition Services Agreement”), pursuant to which Sellers and certain of their Affiliates shall provide certain services to Purchaser and its Affiliates in connection with their operation of the Business and Purchaser and certain of its Affiliates shall provide certain services to Sellers and their Affiliates from and after the Closing.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.  Except as otherwise provided herein, the capitalized terms used in this Agreement shall have the following meanings:

“Accountant” has the meaning set forth in Section 6.1(e).

“Acquired Cell Sites” means Cell Sites used or held for use by the Sellers and/or their Affiliates in the operation of the Business.

“Acquired Colocation Sites” means Cell Sites owned or controlled by a Person (other than Sellers and their Affiliates) to which Sellers and/or their Affiliates have attached or have the right to attach Network Assets in the operation of the Business.

“Acquisition Proposal” has the meaning set forth in Section 5.20.

“Adverse Network Condition” has the meaning set forth in Schedule 5.10.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first-named Person.

“Agreement” has the meaning set forth in the Preamble.

“Allied” has the meaning set forth in the Preamble.

“Allocation Statement” has the meaning set forth in Section 5.12.

“Alltel Trademarks” means any Trademarks in or to the “Alltel” brand,  the “U” brand and any Internet domain names or uniform resource locators using or incorporating such Trademarks.

“Alternative Agreement Escrow Amount” has the meaning set forth in Schedule 1I.

“Alternative Agreement Escrow Fund” has the meaning set forth in Schedule 1I.

“Alternative Agreement Obligations” has the meaning set forth in Schedule 1I.

“Alternative Agreement Termination Date” has the meaning set forth in Schedule 1I.

“Alternative Agreements” means the agreements listed in Schedule 1I.

“Alternative Assumed Agreements” means the agreements listed in Schedule 1I that are identified as being the “Alternative Assumed Agreements.”

“Applicable Accounting Principles” has the meaning set forth in Section 2.7(b).

“Assumed Liabilities” means all Liabilities of Sellers incurred in the ordinary course of the operation of, and that are (and only to the extent) related to, the Business, whether or not due at the time of the Closing, including, subject to Section 5.24, the USF Liabilities to the extent assumed by Purchaser; provided, however, that Assumed Liabilities shall not include any Liabilities (a) for any Indebtedness, (b) related to the Excluded Assets or Retained Assets or the operation of any business associated therewith, (c) related to any Intercompany Agreements and any Liabilities by and among Sellers and their Affiliates, (d) for income Taxes and other Taxes with respect to periods at or prior to the Closing, (e) for indemnification and related obligations to directors and officers of Sellers or any of their Affiliates, (f) for personal injury or property damage occurring prior to the Closing, (g) for any non-compliance with and/or breach of any Contract by Sellers or any of their Affiliates and any implied or express indemnity obligations set forth in any Contract relating to or arising out of events occurring at or prior to the Closing, (h) relating to or arising out of any alleged or actual non-compliance with Law by Sellers or any of their Affiliates at or prior to the Closing, (i) which are for the account of Sellers or any of their Affiliates pursuant to the express terms hereof, including any Liabilities related to the performance of and compliance with this Agreement, (j) relating to or arising out of the Alternative Agreements and (k) set forth on Schedule 1A.  Except with respect to Section 2.1, as used in this Agreement, “Assumed Liabilities” shall include the Liabilities of the Transferred LLC’s that are not Excluded Liabilities.

“Award Notice” means a final and non-appealable award, judgment, decree or order awarded by an arbitrator or like panel and accompanied by a letter or other written evidence from the law firm of the prevailing party certifying the finality of the award, judgment, decree or order.

“Business” means the business of marketing, selling and providing, in the Markets, wireless telecommunications services (including voice and data services and roaming with respect to the Subscribers) and ancillary related businesses by or through Sellers, their Affiliates, and any other Persons in which Sellers or their Affiliates hold equity interests.

“Business Benefit Plan” has the meaning set forth in Section 3.13(a).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks are required or authorized by Law to be closed in New York City, New York.

“Business Employees” means all employees who (a) are identified on Section A of the Sellers Disclosure Letter or (b) perform their services primarily in the operation of the Business, including, for each of (a) and (b), such individuals who are not actively at work due to vacation, illness, jury duty, bereavement, workers’ compensation, disability or other approved leave of absence (the number of such individuals as of the date hereof is set forth on Section A of the Sellers Disclosure Letter); provided that “Business Employees” shall not include any employee who is separately identified on Section A of the Sellers Disclosure Letter as being an “Excluded Business Employee.”

“Cell Site” means a means a wireless communication tower or other structure on which any Network Asset is located and the tower lighting, tower grounding systems, fences, buildings, structures, fixtures, shelters, air conditioning units, concrete pads and other improvements associated therewith.

“Cell Site Equipment” means all Network Assets of Sellers and/or their Affiliates used or held for use in the Business and located on the Acquired Cell Sites or at the Acquired Cell Site locations.

“Change” means an event, change, circumstance, discovery, occurrence, fact, condition, effect or development.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Balance Sheet” means the consolidated balance sheet of the Business as of the Closing Date (but without giving effect to the Closing).

“Closing Date” has the meaning set forth in Section 2.5.

“Closing Purchase Price” has the meaning set forth in Section 2.2(b).

“Closing Statement” has the meaning set forth in Section 2.7(c).

“Closing Statement Dispute Notice” has the meaning set forth in Section 2.7(d).

“Closing Working Capital” means (a) Current Assets minus (b) Current Liabilities.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commnet Business” means the business of providing wholesale wireless telecommunications services and de minimis retail wireless telecommunications services under the brand “Choice” by Sellers and their Affiliates, in each case, outside of the Markets and to end users that are not Subscribers.

“Contract” means any oral or written agreement, contract, lease or sublease, purchase order, license, commitment, instrument, undertaking or other legally binding arrangement.

“control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by Contract or otherwise.

“Covered Returns” has the meaning set forth in Section 3.11(a).

“Current Assets” means all Transferred Assets that are transferred to Newco and are “current assets” (as applied in connection with the preparation of the Financial Statements and as set forth on Schedule 2.7(b)), but shall exclude (a) an amount equal to insurance proceeds collected or capable of being collected under Section 5.13 and any other current asset related to such insurance proceeds and (b) any USF Assets.

“Current Liabilities” means all Assumed Liabilities that are “current liabilities” (as applied in connection with the preparation of the Financial Statements and as set forth on Schedule 2.7(b)).

“Damaged Assets” has the meaning set forth in Section 5.13.

“Deed” mean a document of conveyance that transfers and conveys fee simple interest in real property with warranty of title by the grantor thereof.

“Deferred Asset” has the meaning set forth in Section 5.7.

“De Minimis Loss” has the meaning set forth in Section 8.2(b).

“Disputed Item” has the meaning set forth in Section 2.7(d).

“DOJ” means the United States Department of Justice.

“Environmental Law” means the National Environmental Policy Act or any other Law relating to (a) the protection of human health or the environment (including wetlands), including those pertaining to reporting, licensing, permitting, investigating and remediating discharges, releases or threatened releases of Hazardous Substances into the air, surface water, sediments, groundwater or land, (b) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Substances or (c)  alleged health effects or environmental impacts of electromagnetic emissions.

“Environmental Permits” has the meaning set forth in Section 3.16(b).

“ERISA” has the meaning set forth in Section 3.13(a).

“ERISA Affiliate” has the meaning set forth in Section 3.13(c).

“Escrow Agent” has the meaning set forth in Section 2.4(a).

“Escrow Agreement” has the meaning set forth in Section 2.4(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.7(b).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.7(b).

“Estimated Working Capital Adjustment Amount” means the amount (positive or negative) equal to (a) the Estimated Closing Working Capital minus (b) the Target Working Capital calculated in accordance with Schedule 2.7(b).

“Excluded Assets” means:

(a) cash, marketable securities and cash equivalents (other than cash included in cash registers in the Markets as of the Closing Date and insurance proceeds under Section 5.13 and, subject to Section 5.24, the USF Assets);

(b) all Intellectual Property other than the Transferred Intellectual Property;

(c) the Alltel Trademarks;

(d) Business Benefit Plans;

(e) minute books and Tax Returns of Sellers;

(f) refunds for income Taxes and other Taxes with respect to periods at or prior to the Closing;

(g) insurance policies, other than rights to insurance proceeds and other rights under Section 5.13;

(h) all Intercompany Agreements;

(i) any Contract with any labor union, labor organization or similar representative of Business Employees;

(j) reseller, sales agent, roaming and interconnection Contracts and arrangements (other than any of the foregoing primarily relating to the Business as operated by Sellers immediately prior to the Closing, which shall be Transferred Assets).

(k) assets used exclusively in the Commnet Business;

(l) the Contracts listed on Schedules 1B(D), 1B(E) and 1B(F);

(m) subject to Section 5.24, USF Assets; and

(n) any other asset or asset in a category of assets listed on Schedule 1B.

“Excluded Liabilities” means all Liabilities of the Transferred LLCs that are not incurred in the ordinary course of the operation of, or that are not related to, the Business and the following Liabilities of the Transferred LLCs: (a) Liabilities for any Indebtedness, (b) Liabilities related to the Retained Assets or the Excluded Assets or the operation of any business associated therewith, (c) Liabilities related to any Intercompany Agreements and any Liabilities by and among the Transferred LLCs, on the one hand, and Sellers and their Affiliates (other than the Transferred LLCs), on the other hand, (d) Liabilities for income Taxes and other Taxes with respect to periods at or prior to the Closing, (e) Liabilities for indemnification and related obligations to directors and officers of the Transferred LLCs relating to or arising out of events occurring prior to the Closing, (f) Liabilities for personal injury or property damage occurring prior to the Closing, (g) Liabilities for any non-compliance with and/or breach of any Contract by a Transferred LLC and any implied or express indemnity obligations set forth in any Contract relating to or arising out of events occurring at or prior to the Closing, (h) Liabilities relating to or arising out of any alleged or actual non-compliance with Law by a Transferred LLC at or prior to the Closing, (i) Liabilities which are for the account of Sellers or any of their Affiliates pursuant to the express terms hereof, including any Liabilities related to the performance of and compliance with this Agreement, (j) Liabilities related to or arising out of the Alternative Agreements and (k) those Liabilities set forth on Schedule 1C.

“FAA” means Federal Aviation Administration.

“FCC” means the Federal Communications Commission.

“FCC Consent” means any required consent of the FCC to the transfer, assignment or change in control of the FCC Licenses pursuant to this Agreement; provided, however, for the avoidance of doubt, “FCC Consent” shall not include any USF Approval.

“FCC Licenses” means the licenses and authorizations issued by the FCC and listed on Schedule 1D.

“FCC Rules” has the meaning set forth in Section 3.9(d).

“Final Order” means an action or decision that has been granted as to which (a) no request for a stay or any similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such a request that may be designated by statute or regulation has passed; (b) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed; (c) no Governmental Authority has undertaken to reconsider the action on its own motion and the time within which it may effect such reconsideration has passed; and (d) no appeal is pending (including other administrative or judicial review) or in effect and any deadline for filing any such appeal that may be specified by statute or rule has passed, which in any such case under (a), (b), (c) or (d) is reasonably likely to result in vacating, reversing, setting aside, annulling, suspending or modifying such action or decision (in the case of any modification in a manner that would impose any term, condition or consequence that would reasonably be expected to have or result in a Regulatory Adverse Effect).

“Financial Statements” has the meaning set forth in Section 3.7.

“FTC” means the United States Federal Trade Commission.

“GAAP” shall mean United States generally accepted accounting principles.

“General Indemnity Escrow Release Date” has the meaning set forth in Section 2.4(d).

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator, and any self-regulatory organization.

“Governmental Management Authority” means the Bureau of Land Management, the U.S. Forest Service, or any similar federal Governmental Authority with authority to permit the use of lands owned by or under the control of the federal government.

“Governmental Use Permit” means any lease, easement, license or similar agreement between any Governmental Management Authority and any Seller or Affiliate of Seller that permits Seller or any Affiliate of Seller to locate a Cell Site used in the Business on any land and/or which permits the use of the land underlying any Cell Site used in the Business.

“Ground Lease” means any lease, license, easement or other written Contract between any Seller or any Affiliate of any Seller, on the one hand, and any Person other than a Governmental Management Authority, on the other hand, that grants to Seller or any Affiliate of any Seller the right to use or locate a Cell Site used in the Business on land or permits the use of land underlying any Cell Site used in the Business.

“Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a pollutant or contaminant or as a hazardous, toxic, radioactive, harmful or dangerous substance or as a waste under any Law, including petroleum compounds, radon, lead based paint, asbestos, toxic molds, urea formaldehyde and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means all obligations of Sellers and/or their respective Affiliates (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) (a) for borrowed money (including overdraft facilities), (b) evidenced by notes, bonds, debentures or similar Contracts, (c) for the deferred purchase price of property, goods or services (other than any trade accounts payable of the Business or other items as and to the extent actually included as Current Liabilities in the calculation of Closing Working Capital), (d) obligations and/or Contracts relating to hedging, interest rate protection, swaps, collar agreements and similar arrangements and (e) in the nature of guarantees of the obligations described in (a) through (d) above of any other Person.

“Indemnification Cap” has the meaning set forth in Section 8.2(b).

“Indemnified Parties” has the meaning set forth in Section 8.3(a).

“Indemnifying Party” has the meaning set forth in Section 8.4.

“Indemnity Escrow Amount” means an amount of cash in U.S. dollars equal to $78,000,000.

“Indemnity Escrow Fund” means the escrow account established, designated and maintained by the Escrow Agent pursuant to the Escrow Agreement to pay indemnification obligations of the Sellers under Article VIII.

“Indemnity Escrow Minimum” means an amount of cash in U.S. dollars equal to:  (a) from and after the Closing Date until the six (6) month anniversary of the Closing Date, $78,000,000, (b) from and after the six (6) month anniversary of the Closing Date until the twelve (12) month anniversary of the Closing Date, $58,500,000, and (c) from and after the twelve (12) month anniversary of the Closing Date until the eighteen (18) month anniversary of the Closing Date, $39,000,000.

“Indemnity Escrow Release Date” has the meaning set forth in Section 2.4(d).

“Independent Accountant” means a certified public accountant satisfactory to Purchaser and Sellers.

“Intellectual Property” means all (a) trademarks, service marks, trade names, logos, trade dress, all applications and registrations for the foregoing and all goodwill associated therewith or symbolized thereby, including all renewals of same (collectively, “Trademarks”), (b) Internet domain names and uniform source locators, (c) published and unpublished works of authorship in any media and copyrights (whether or not registered), software, databases and other compilations of information, Internet web sites, mask works and other semiconductor chip rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing (collectively, “Copyrights”), (d) inventions and discoveries, whether patentable or not, patents and patent applications (and all patents that may issue on such applications), utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements, and all divisionals, continuations, continuations-in-part, continuing examinations, foreign counterparts, reissues, renewals, substitutes, reexaminations and extensions (collectively, “Patents”), (e) trade secrets, know-how and other proprietary or confidential information, and (f) other domestic, state, federal or foreign intellectual property rights anywhere in the world.

“Intercompany Agreement” means an agreement solely by and among Sellers and their Affiliates.

“Inventory” means all inventories of mobile telephones and other wireless access devices designed to operate on cellular radiotelephone service frequencies, all wireless email devices, user unit batteries, SIM cards, spare parts, mobile phone accessories and supplies, all other items held for sale to customers and all other items properly characterized as inventory (as applied in connection with the preparation of the Financial Statements).

“IP Contracts” means all Contracts relating to Intellectual Property material to the Business, including Contracts granting Sellers or any of their Affiliates rights to use the Intellectual Property of other Persons, Contracts granting to other Persons rights to use Intellectual Property of Sellers or their Affiliates, non-assertion agreements, settlement agreements, trademark coexistence agreements, and trademark consent agreements.

“IRS” has the meaning set forth in Section 3.13(b).

“Joint Written Instruction” has the meaning set forth in Section 2.4(d).

“Knowledge” (a) of Purchaser means the actual knowledge of the individuals listed in Schedule 1E-1 after inquiry of the Persons reporting directly to them and (b) of Sellers means the actual knowledge of the individuals listed in Schedule 1E-2 after inquiry of the Persons reporting directly to them.

“Law” means any federal, state, local, municipal or foreign statute, law, ordinance, regulation, rule, code, order, principle of common law, injunction, decree, arbitration award, or judgment enacted, promulgated, issued, enforced or entered by any Governmental Authority, or other requirement or rule of law.

“Leases” has the meaning set forth in Section 3.9(b).

“Leave Employee” has the meaning set forth in Section 5.6(a).

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, direct or indirect, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort or whether based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” means any lien, pledge, charge, claim, encumbrance, security interest, mortgage, easement or third party right of any kind, including any right of first refusal.

“Losses” has the meaning set forth in Section 8.2(a).

“Markets” means the markets specified on Schedule 1D.

“Material Adverse Effect” means any Change that, individually or together with any other Change, has or is reasonably likely to have a material adverse effect on (a) the financial condition, properties, operations, assets, liabilities, business or results of operations of Newco and its Subsidiaries, taken as a whole, (b) the Transferred Assets or (c) the ability of Sellers to timely consummate the transactions contemplated by this Agreement; provided, however, that in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: any Change arising or resulting from (i) matters affecting the wireless communication industry generally or any segment thereof or the economy generally, (ii) acts of war (whether or not declared), sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, (iii) changes in Law, GAAP or other applicable accounting principles, or in the authoritative interpretations thereof, in each case after the date of this Agreement that do not disproportionately adversely affect the Business compared to other Persons operating in the industries in which the Business operates, (iv) the execution or announcement of (or other publicity with respect to) this Agreement or the identity of Purchaser (provided, however, that the exceptions in this clause (iv) shall not apply to any representation or warranty contained in Section 3.3 (or any portion thereof) or any similar representations and warranties of Sellers to the extent that the purpose of such representations or warranties (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or satisfaction of conditions under this Agreement or to any requirement to operate in the ordinary course of business or any other provision of this Agreement that has a similar purpose or effect), (v) any failure of Newco to meet any internal or published projections, budgets, plans, forecasts or revenue or earning predictions, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a “Material Adverse Effect”), and (vi) any changes after the announcement of the execution of this Agreement in roaming revenues of the Business.

“Material Contracts” has the meaning set forth in Section 3.18(a).

“MTSO” means each mobile telephone switching office owned by any Seller or any Affiliate of any Seller and used or held for use in the Business.

“Network Assets” means network assets, hardware, firmware, middleware, servers, workstations, routers, hubs, switches and other equipment, including transport facilities, test equipment, network management equipment, and communication equipment (including radios, transmitters and receivers, antennae, generators, shelters, and network facilities).

“Newco” has the meaning set forth in the Recitals.

“Newco Membership Interest” has the meaning set forth in Section 2.2(a).

“Newco Transfer” has the meaning set forth in Section 2.1.

“Non-Disclosure Agreement” has the meaning set forth in Section 5.9(a).

“Order Notice” means a final and non-appealable award, judgment, decree or order awarded by a court of competent jurisdiction and accompanied by a letter or other written evidence from the law firm of the prevailing party certifying the finality of the award, judgment, decree or order.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

“Parent” has the meaning set forth in the Preamble.

“Partnership Interests” means the partnership interests listed on Schedule 1F.

“Partnerships” means the partnerships listed on Schedule 1F.

“PBGC” has the meaning set forth in Section 3.13(d).

“Pending Claim Amount” has the meaning set forth in Section 2.4(f).

“Pension Plan” has the meaning set forth in Section 3.13(a).

“Permits” means any and all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, waivers and orders of or registrations with any Governmental Authority (excluding the FCC Licenses).

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other governmental charges not yet due or payable, or that are being contested in good faith by appropriate proceedings, (b) statutory or other Liens of mechanics, materialmen, landlords, carriers, warehousemen, repairmen and contractors imposed by Law incurred in the ordinary course of business for sums not yet due and payable, that are not material in amount, do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, or for which appropriate reserves are reflected in the Financial Statements, (c) with regard to real property, title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants, easements, rights-of-way and other matters whether or not identified in the respective records on file with the appropriate Governmental Authority or similar report or listing, that (i) do not, individually or in the aggregate, adversely affect in any material respect the continued use of the encumbered property for the purposes for which such property is currently being used or (ii) were or are not created by any party or any of its Affiliates and affect the underlying fee interest of any owned real property and (d) zoning and subdivision Laws; provided that such regulations or requirements do not impair in any material respect the use of the real property affected thereby in a manner consistent with Sellers’ or any of their Affiliates’ current use thereof.

“Person” means any individual, corporation, association, partnership, joint venture, trust, estate, limited liability company, limited liability partnership, governmental authority, or other entity or organization.

“Postpay Subscribers” means the aggregate number of Subscribers that are in active service and are without unpaid charges attributable to such Subscriber over ninety (90) days past due, excluding Subscribers with telephone numbers assigned pursuant to prepaid and reseller contracts.

“Pre-Closing Tax Period” has the meaning set forth in Section 6.1(a).

“Purchase Price” means $780,000,000.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser 401(k) Plan” has the meaning set forth in Section 5.6(e).

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.2(a).

“Purchaser Plans” has the meaning set forth in Section 5.6(d).

“Real Property” means all real property and real property leasehold interests (including all leases, licenses, rights to use and similar property rights and all related easements and rights of way with respect to access roads) of the Sellers and/or their Affiliates relating to the Acquired Cell Sites, or the Acquired Colocation Sites, the Retail/Office Locations, and each MTSO used or held for use in the Business, together with all water lines, rights of way, uses, Permits, hereditaments, tenements, appurtenances, equipment and antennas belonging or appertaining thereto and any and all assignable warranties with respect thereto.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority, regulatory body or Internet domain name registrar.

“Regulatory Adverse Effect” has the meaning set forth in Section 5.10(b).

“Regulatory Approvals” means all notices, reports and other filings required to be made prior to the Closing by Sellers or any of their Affiliates or Purchaser or any of its Affiliates with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Closing by Sellers or any of their Affiliates or Purchaser or any of its Affiliates from, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including without limitation the FCC Consent and the requirements set forth in Schedule 1G (which relate to state public utility commissions), but not including the USF Approvals.

“Representative” of any Person means the directors, officers, employees, agents, counsel, investment bankers, accountants and other authorized representatives of such Person.

“Resolution Period” has the meaning set forth in Section 2.7(e).

“Retail/Office Location” means any retail and office locations owned or leased by Sellers and/or any Seller Entity in the operation of the Business.

“Retained Assets” means any Business Benefit Plans of the Transferred LLCs and those assets of the Transferred LLCs listed in Schedule 1H.

“Roaming Agreements” has the meaning set forth in Section 3.25.

“SEC” means the Securities and Exchange Commission.

“Section 1060 Allocation” has the meaning set forth in Section 5.12.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Colocation Agreement” means any colocation agreement, license, use agreement, sublease or similar written Contract by which Sellers or any Affiliate of any Seller has the right to locate any Network Assets used in the Business on a Cell Site owned by someone other than Seller or the Affiliate of Seller.

“Seller Entities” means (i) those Subsidiaries and Affiliates of Parent (other than Allied), and the Transferred LLCs and the Partnerships that own or operate assets related to, or are otherwise engaged in, the Business or that will be parties to the Transition Services Agreement, and (ii) Commnet Wireless, LLC.

“Seller Indemnified Parties” has the meaning set forth in Section 8.3(a).

“Sellers” has the meaning set forth in the Preamble.

“Sellers 401(k) Plan” has the meaning set forth in Section 5.6(e).

“Sellers Disclosure Letter” means the Disclosure Letter delivered by Sellers to Purchaser concurrently with the execution by Purchaser of this Agreement.

“Solvent” means, when used with respect to any Person, that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including a reasonable estimate of contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its Liabilities, as of such date, including contingent and other Liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including a reasonable estimate of contingent and other liabilities” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Space Lease” has the meaning set forth in Section 3.15(c).

“Specified Carrier” has the meaning set forth on Schedule 1I.

“Straddle Period” has the meaning set forth in Section 6.1(d).

“Subscriber” means a mobile telephone number maintained by Sellers or any of their Affiliates and assigned to an end user of the mobile wireless voice or data services of the Business who thereby obtains mobile voice or data services.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (a) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) representing at least 50% of the total number of such securities or ownership interests then outstanding are at the time directly or indirectly owned by such Person.

“Target Working Capital” means $500,000.

“Tax Return” has the meaning set forth in Section 3.11.

“Taxes” has the meaning set forth in Section 3.11.

“Team Lead” has the meaning set forth in Section 5.3(c).

“Termination Date” has the meaning set forth in Section 9.1(b).

“Third Party” means any Person other than Sellers, Purchaser or any of their respective Affiliates.

“Third Party Cell Site Agreement” means a lease or sublease agreement, howsoever denominated, pursuant to which Seller or an Affiliate of Seller has leased or subleased to another Person a Cell Site used in the Business and which the Seller or an Affiliate of Seller owns pursuant to a Deed or to which the Seller or an Affiliate of Seller has a right of use pursuant to a Ground Lease or Governmental Use Permit.

“Third Party Colocation Agreement” means any colocation agreement, license, use agreement, sublease or similar written Contract by which Sellers or any Affiliate of any Seller grants access to any other Person to or the right to affix any equipment to any Acquired Cell Site.

“Third Party Claim” has the meaning set forth in Section 8.4.

“Threshold Amount” has the meaning set forth in Section 8.2(b).

“Transfer Taxes” has the meaning set forth in Section 6.2.

“Transferred Assets” means all of the assets, tangible or intangible, properties or rights owned, leased or licensed by Sellers and/or their Affiliates that are used or held for use in the operation of the Business (other than the underlying assets of the Partnerships and the Transferred LLCs, including the Partnership Interests), excluding the Excluded Assets, but including (to the extent not an Excluded Asset) the following, whether or not otherwise subsumed within the foregoing:

(a) the FCC Licenses or the Leases in respect of such FCC Licenses, as applicable;

(b) the Permits;

(c) all Network Assets used in, or held for use in, the operation of the Business (“Transferred Network Assets”);

(d) all right, title and interest of Sellers and/or their Affiliates in owned or leased real or personal property (including Cell Sites) used to support the assets described in the foregoing clause (c), including all right, title and interest of the Sellers and/or their Affiliates in owned or leased real or personal property relating to the cell sites set forth in Section 3.15 of the Sellers Disclosure Letter;

(e) all leases, licenses, co-location rights or other rights or Contracts of any nature (the “Tower Leases”) with regard to access to, space on and use of any of the Acquired Cell Sites, and all owned Acquired Cell Site fixtures, structures or improvements relating thereto;

(f) engineering records, network plans, including all FCC and FAA compliance records, of the Business;

(g) all other books, ledgers, customer and other files, reports, plans, records, manuals and other materials (in any form or medium) maintained for or in respect of the Business, including all records, files and data relating to Subscribers maintained for or in respect of the Business and all documentation required to be retained pursuant to Section 54.1010 of the FCC Rules for or in respect of the Business;

(h) all Transferred Intellectual Property, including the right to sue for all past, present and future infringement and to settle and retain proceeds from any such actions;

(i) all equipment, furniture and other tangible personal property (owned or leased) used or held for use in the operation of the Business;

(j) Inventory held for consumption by or sale to the public in connection with the Business or located at any owned retail outlet of the Business;

(k) Contracts related to the Business, other than IP Contracts (as provided in clause (l) below) and Contracts expressly included in Excluded Assets (“Transferred Contracts”);

(l) IP Contracts related to the Business (including, to the extent related to the Business, those IP Contracts granting Sellers or their Affiliates rights to use Intellectual Property of other Persons in connection with the Transferred Network Assets) (“Transferred IP Contracts”) provided, however, that Transferred IP Contracts shall not include any rights to the Alltel Trademarks;

(m) assets that are prepaid expenses and deposits related to any other “Transferred Asset”;

(n) the Transferred LLC Interests (provided that, except with respect to Section 2.1, as used in this Agreement, “Transferred Assets” shall include such Transferred LLC’s assets, properties and rights to the extent not a Retained Asset);

(o) the Partnership Interests, unless Partnership Interests  owned by Sellers or their Affiliates are held solely by a Transferred LLC;

(p) all accounts receivable relating to any Subscribers;

(q) all rights to insurance proceeds under Section 5.13;

(r) subject to Section 5.24, USF Assets; and

(s) any other asset listed on Schedule 1J.

“Transferred Employees” has the meaning set forth in Section 5.6(a).

“Transferred Intellectual Property” means all Intellectual Property owned by Sellers or any of their Affiliates and used or held for use in the operation of the Business, including all Patents relating to, claiming or covering the operation of the Business or the making, having made, using, selling, offering for sale, importing, exporting or otherwise disposing of any product or service of the Business; provided, however, that Transferred Intellectual Property shall not include any rights to the Alltel Trademarks.

“Transferred LLC Interests” means the limited liability company interests listed on Schedule 1K.

“Transferred LLCs” means the limited liability companies owned by Sellers or their Affiliates and listed in Schedule 1K.

“Transition Services” has the meaning set forth in Section 5.3(a).

“Transition Services Agreement” has the meaning set forth in the Recitals.

“Transition Team” has the meaning set forth in Section 5.3(c).

“Treasury Regulation” means the regulations prescribed under the Code.

“Universal Service Fund” means the fund established by the FCC pursuant to 47 U.S.C. § 254 to support the provision of telecommunications and information services.

“Unresolved Claims” has the meaning set forth in Section 2.4(f).

“Unresolved Items” has the meaning set forth in Section 2.7(f).

“USF Approvals” means the written approvals required by any Governmental Authority to transfer the USF Assets to Purchaser as an eligible recipient.

“USF Assets” means all support (i.e., cash subsidies) from the Universal Service Fund that relates to the Business that the FCC has authorized Allied to receive as a result of being a Winning Bidder and (a) that Allied has received by the Closing Date, or (b) to which Allied has a legal right, but which has not been received by Allied by the Closing Date.

“USF Liabilities” means all Liabilities imposed by a Governmental Authority on Allied that relate to the Business as conditions or requirements for the receipt by Allied of support from the Universal Service Fund as a result of being a Winning Bidder that have not been satisfied by the Closing to the extent (but only to the extent) related to the Business (assuming coverage of 75% of the designated road miles within each census tract for which support is provided).

“WARN Act” has the meaning set forth in Section 5.6(g).

“Winning Bidder” has the meaning set forth on Schedule 5.10.

Section 1.2 Construction.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole (including all of the Schedules and Exhibits) and not to any particular provision of this Agreement unless otherwise specified.  The words “party” or “parties” shall refer to parties to this Agreement.  References to Recitals, Articles, Sections, Schedules and Exhibits are to Recitals, Articles, Sections, Schedules and Exhibits of this Agreement unless otherwise specified.  All Exhibits, Schedules and Sections of the Sellers Disclosure Letter annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized term used in any Exhibit, Schedule or Section of the Sellers Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words of one gender shall be held to include the other gender as the context requires.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  Any reference to “days” means calendar days unless Business Days are expressly specified.  If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.  Any reference to materials “made available” or “provided” to Purchaser or words of similar import shall refer to materials that Sellers or their representatives have posted to the Merrill DataSite established for Project Ensemble, including any materials accessible through hyperlinks in the Merrill DataSite, or delivered to Purchaser or its Representatives by electronic mail not later than 11:01 a.m., CST on January 21, 2013.

ARTICLE II

THE TRANSACTION

Section 2.1 Formation of, and Contributions to, Newco.  Prior to the Closing, Allied shall form Newco.  Immediately prior to the Closing, each of the Sellers (a) shall, and shall cause the applicable Seller Entities to, transfer to Newco all of its and such Seller Entities’ right, title, and interest in and to the Transferred LLC Interests, free and clear of all Liens, and the other Transferred Assets, free and clear of all Liens other than Permitted Liens, and (b) shall cause Newco to assume only the Assumed Liabilities (the transfers referred to in clauses (a) and (b) above, collectively, the “Newco Transfer”).  In connection with such transfers, immediately prior to the Newco Transfer:  (i) the Transferred LLCs shall convey, transfer, assign and deliver to Sellers or one of their Affiliates, and Sellers or such of their Affiliates shall accept from the Transferred LLCs, all of the Transferred LLCs’ right, title and interest in and to the Retained Assets and (ii) Sellers shall assume from the Transferred LLCs and discharge and perform when due all the Excluded Liabilities.  Sellers shall ensure that the only assets and Liabilities that Newco has at the Closing are the Transferred Assets and Assumed Liabilities.  Sellers shall retain and remain responsible in all respects for and shall discharge and perform in all respects all Excluded Liabilities, and Purchaser shall have no liability or other obligation in respect of the Excluded Liabilities. All transfers of assets to, or assumptions of Liability by, Newco or Sellers as described in this Section shall be made pursuant to one or more documents of transfer, assignment and contribution or assumption in the forms attached as Exhibits A and B.  Notwithstanding anything in this Agreement to the contrary, neither Sellers nor any Seller Entity shall be required to transfer separately to Newco any Partnership’s or Transferred LLC’s right, title and interest in and to any underlying asset or property thereof or the Partnership Interests to the extent owned or held for use by the Transferred LLCs.

Section 2.2 Acquisition; Purchase Price(a) Subject to the terms and conditions of this Agreement, at the Closing, Allied shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Allied, all of Allied’s right, title and interest in and to its entire membership interest in Newco (the “Newco Membership Interest”) free and clear of all Liens, which shall constitute 100% of the membership interests in Newco.

(b) In consideration for the Newco Membership Interest, at the Closing, Purchaser shall pay the sum of (i) the Purchase Price, plus (ii) the Estimated Working Capital Adjustment Amount (positive or negative), minus (iii) an amount equal to insurance proceeds collected prior to Closing pursuant to Section 5.13 and not remitted to Purchaser, minus (iv) the Indemnity Escrow Amount, minus (v) if the Alternative Agreement Termination Date shall not have occurred prior to the Closing, the Alternative Agreement Escrow Amount (such sum, the “Closing Purchase Price”), subject to adjustment as set forth in Section 2.7, to, or at the direction of, Sellers.

Section 2.3 Assumption of Alternative Assumed Agreement Obligations.  At the Closing, unless the Alternative Agreement Termination Date shall have theretofore occurred, Purchaser shall assume the Alternative Agreement Obligations, such assumption to be effected pursuant to a document of assumption reasonably acceptable to Purchaser and Sellers.

Section 2.4 Escrow Funds.

(a) At the Closing, Purchaser, Sellers and an escrow agent reasonably acceptable to Purchaser and Sellers (the “Escrow Agent”) shall enter into an escrow agreement (the “Escrow Agreement”) substantially in the form of Exhibit C.

(b) At the Closing, Purchaser shall deposit, or shall cause to be deposited, with the Escrow Agent the Indemnity Escrow Amount.  The Indemnity Escrow Fund shall be held in an escrow account by the Escrow Agent in accordance with the Escrow Agreement and shall be available to compensate Purchaser for certain Losses as provided in Article VIII and otherwise as expressly provided in this Agreement. To the extent not used for such purposes, the Indemnity Escrow Fund shall be released as provided in this Section 2.4, Article VIII and the Escrow Agreement.

(c) At the Closing, if the Alternative Agreement Termination Date shall not have occurred prior to such time, Purchaser shall deposit, or shall cause to be deposited, with the Escrow Agent the Alternative Agreement Escrow Amount.  The Alternative Agreement Escrow Fund shall be held in an escrow account by the Escrow Agent in accordance with the Escrow Agreement and shall be available to compensate Purchaser for all Losses arising or relating to the Alternative Assumed Agreements. To the extent not used for such purposes, the Alternative Agreement Escrow Fund shall be released as provided in this Section 2.4, Article VIII and the Escrow Agreement.

(d) The Indemnity Escrow Fund shall be disbursed by the Escrow Agent as follows: (i) from time to time prior to the date which is eighteen (18) months after the Closing Date (the “General Indemnity Escrow Release Date”), the Indemnity Escrow Fund shall be disbursed by the Escrow Agent to Purchaser to the extent required to pay indemnification obligations of the Sellers under Article VIII; provided, however, that such disbursements shall be made by the Escrow Agent only upon (and in each case within five (5) Business Days of) receipt of (x) joint written instructions executed by Purchaser and Sellers (a “Joint Written Instruction”), (y) an Order Notice or (z) an Award Notice, in each case directing the Escrow Agent to make such disbursement; (ii) on the fifth (5th) Business Day following each of the six (6) month and twelve (12) month anniversaries of the Closing Date (each six (6) month and twelve (12) month anniversary and the General Indemnity Escrow Release Date, an “Indemnity Escrow Release Date”), any portion of the Indemnity Escrow Fund in excess of the then applicable Indemnity Escrow Minimum shall be disbursed by the Escrow Agent to Sellers, provided, however, that if as of the applicable Indemnity Escrow Release Date, there are Unresolved Claims in excess of the then applicable Indemnity Escrow Minimum, the Escrow Agent shall not make such disbursement to Sellers until the Unresolved Claims in respect of Pending Claim Amounts in excess of the then applicable Escrow Minimum have been finally determined, in which case each such Pending Claim Amount in excess of the then applicable Indemnity Escrow Minimum shall be paid by the Escrow Agent to Purchaser or Sellers, as the case may be, upon receipt by the Escrow Agent of, and in accordance with, (x) a Joint Written Instruction, (y) an Order Notice or (z) an Award Notice, in each case directing the Escrow Agent to make such disbursement in the amounts and to the Persons set forth therein; (iii) on the fifth (5th) Business Day following the General Indemnity Escrow Release Date, the remaining balance, if any, of the Indemnity Escrow Fund (less any Pending Claim Amount) shall be disbursed by the Escrow Agent to Sellers; and (iv) after the General Indemnity Escrow Release Date, each Pending Claim Amount shall be paid by the Escrow Agent to Purchaser or Sellers, as the case may be, upon receipt by the Escrow Agent of, and in accordance with, (x) a Joint Written Instruction, (y) an Order Notice or (z) an Award Notice, in each case directing the Escrow Agent to make such disbursement in the amounts and to the Persons set forth therein.

(e) The Alternative Agreement Escrow Fund shall be disbursed by the Escrow Agent as follows: (i) from time to time prior to Alternative Agreement Termination Date, the Alternative Agreement Escrow Fund shall be disbursed by the Escrow Agent to Purchaser to the extent required to pay indemnification obligations of Sellers under Article VIII in respect of Losses arising out of or relating to the Alternative Assumed Agreements; provided, however, that such disbursements shall be made by the Escrow Agent only upon (and in each case within five (5) Business Days of) receipt of (x) a Joint Written Instruction, (y) an Order Notice or (z) an Award Notice, in each case directing the Escrow Agent to make such disbursement; (ii) on the fifth (5th) Business Day following the Alternative Agreement Termination Date, the remaining balance, if any, of the Alternative Agreement Escrow Amount (less any Pending Claim Amount) shall be disbursed by the Escrow Agent to Sellers; and (iii) after the Alternative Agreement Termination Date, each Pending Claim Amount shall be paid by the Escrow Agent to Purchaser or Sellers, as the case may be, upon receipt by the Escrow Agent of, and in accordance with, (x) a Joint Written Instruction, (y) an Order Notice or (z) an Award Notice, in each case directing the Escrow Agent to make such disbursement in the amounts and to the Persons set forth therein.

(f) For purposes of this Agreement, the term “Unresolved Claims” shall mean, (i) with respect to the Indemnity Escrow Fund, as of each Indemnity Escrow Release Date, the aggregate amount of all claims by Purchaser Indemnified Parties for indemnification pursuant to Article VIII, or (ii) with respect to the Alternative Agreement Escrow Fund, as of the Alternative Agreement Termination Date, the aggregate amount of all claims by Purchaser Indemnified Parties for indemnification for Losses arising out of relating to the Alternative Assumed Agreements, in each case that have not previously been resolved or satisfied in accordance with this Agreement or that were otherwise unsatisfied as of such Indemnity Escrow Release Date or Alternative Agreement Termination Date, as applicable, and for which Purchaser has provided written notice to the Escrow Agent and Sellers on or prior to such Indemnity Escrow Release Date or Alternative Agreement Termination Date, as applicable, and the term “Pending Claim Amount” shall mean each amount in respect of an Unresolved Claim.

(g) The Escrow Agreement shall provide that for U.S. income tax purposes, the Indemnity Escrow Amount and the Alternative Agreement Escrow Amount shall be treated as owned by Sellers and all investment earnings and other income earned with respect to the Indemnity Escrow Amount and the Alternative Agreement Escrow Amount while held by the Escrow Agent shall be treated as earned by Sellers.

Section 2.5 Closing.  Unless otherwise agreed by the parties, the Closing shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 10:00 a.m. on the date (the “Closing Date”) that is three (3) Business Days after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).  If the Closing occurs, for purposes of this Agreement, the Closing shall be deemed to have occurred at 12:01 a.m. Eastern time on the Closing Date or such other time as agreed upon in writing by Purchaser and Sellers.

Section 2.6 Closing Deliveries.

(a) At the Closing, Purchaser shall deliver to Sellers:

(i) by wire transfer of immediately available funds, to an account designated by Sellers at least three (3) Business Days prior to the Closing Date, an amount equal to the Closing Purchase Price; and

(ii) a certificate of an officer of Purchaser, dated the Closing Date, certifying that, as of such Closing Date, each of the conditions contained in Section 7.2(b) and Section 7.2(c) has been satisfied.

(b) At the Closing, Sellers shall deliver to Purchaser:

(i) an executed copy of an assignment document, in form and substance reasonably satisfactory to Purchaser, transferring the Newco Membership Interest to Purchaser;

(ii) a certificate of an officer of each Seller, dated the Closing Date, certifying that, as of such Closing Date, each of the conditions contained in Section 7.3(b) and Section 7.3(c) has been satisfied;

(iii) true and correct copies of (A) the Organizational Documents of Newco, as in effect at the Closing, which shall be substantially in the form of Exhibit D and Exhibit E, and (B) the resignations of all directors, officers and managers (or the equivalent thereof), if any, of Newco;

(iv) a copy of the Transition Services Agreement executed by Sellers and Newco;

(v) a copy of the majority written consent of the stockholders of Allied approving the transactions contemplated hereby;

(vi) a certificate substantially in the form provided in Treasury Regulations § 1.1445-2(b)(2)(iv)(B) to the effect that Sellers are not foreign persons subject to withholding under Section 1445 of the Code with respect to the transactions contemplated hereby; and

(vii) written evidence of properly given notice by Sellers under the Contract listed in Schedule 1I(1)(b)) in accordance with the terms thereof of deletion of the Markets from such Contract.

Section 2.7 Purchase Price Adjustment.

(a) Closing of the Books on the Closing Date.  In preparation for the Closing, Sellers shall cause a full balance sheet closing of the books of the Business to take place on the Closing Date as if it were the last day of a fiscal period for the Business.

(b) Pre-Closing Adjustment.  At least ten (10) Business Days prior to the Closing Date, Sellers shall prepare and deliver to Purchaser a statement executed by an executive officer of each of Parent and Allied (the “Estimated Closing Statement”) consisting of (i) an estimated Closing Balance Sheet, (ii) an estimated calculation in reasonable detail of Closing Working Capital (“Estimated Closing Working Capital”) derived from such estimated Closing Balance Sheet and (iii) a calculation of the amount payable pursuant to Section 2.2(b).  The Estimated Closing Statement shall be prepared in good faith and in accordance with GAAP, as consistently applied by Sellers in the Financial Statements, subject to the accounting principles, practices and methodologies, in each case as set forth or reflected in Schedule 2.7(b) (collectively, the “Applicable Accounting Principles”).  Purchaser shall have the right to object in good faith to the amounts contained in the Estimated Closing Statement within four (4) Business Days after the delivery of the Estimated Closing Statement to Purchaser.  Sellers shall in good faith consider the objections, if any, of Purchaser to the Estimated Closing Statement and, if Sellers determine, in their sole discretion, that changes to the Estimated Closing Statement are appropriate, Sellers shall re-issue an Estimated Closing Statement containing the Estimated Closing Working Capital no later than one (1) Business Day prior to the Closing Date.

(c) Closing Statement.  As promptly as practicable following the Closing Date (but in any event within sixty (60) days thereafter) Purchaser shall prepare, or cause to be prepared, and deliver to Sellers a statement (the “Closing Statement”) consisting of the Closing Balance Sheet, a calculation in reasonable detail of Closing Working Capital derived from the Closing Balance Sheet and a calculation of the amount, if any, payable pursuant to clause (h) of this Section 2.7.  The Closing Statement shall be prepared in good faith and in accordance with the Applicable Accounting Principles.

(d) Closing Statement Dispute Notice.  The Closing Statement shall become final, binding and conclusive upon Sellers and Purchaser on the forty-fifth (45th) day following Sellers’ receipt of the Closing Statement unless on or prior to such forty-fifth (45th) day Sellers deliver to Purchaser a written notice (a “Closing Statement Dispute Notice”) stating that Sellers dispute one or more items contained in the Closing Statement (a “Disputed Item”) and specifying in reasonable detail each Disputed Item.

(e) Resolution Period.  If Sellers deliver a Closing Statement Dispute Notice, then Purchaser and Sellers shall seek in good faith to resolve the Disputed Items during the thirty (30)-day period beginning on the date Purchaser receives the Closing Statement Dispute Notice (the “Resolution Period”).  If Purchaser and Sellers reach agreement with respect to any Disputed Items, Purchaser shall revise the Closing Statement to reflect such agreement.

(f) Independent Accountant.  If Purchaser and Sellers are unable to resolve all Disputed Items during the Resolution Period, then, at the request of either party, Purchaser and Sellers shall jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to the Independent Accountant; provided that if Purchaser and Sellers do not appoint an Independent Accountant within ten (10) days after either Purchaser or Sellers gives notice to the other of such request, either of them may request the American Arbitration Association to appoint as the Independent Accountant a partner in the New York office of a nationally recognized independent registered public accounting firm based on its determination that the partner has had no material relationships with the parties or their respective Affiliates within the preceding two years and taking into account such firm’s material relationships during the preceding two years with the parties and their respective Affiliates, and such appointment shall be final, binding and conclusive on Purchaser and Sellers.  Purchaser and Sellers shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within thirty (30) days after such items are submitted for review.  The Independent Accountant shall make a determination with respect to the Unresolved Items only and in a manner consistent with this Section 2.7 and the Applicable Accounting Principles.  Each party shall use its reasonable best efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the Unresolved Items as the Independent Accountant may request.  The determination of the Independent Accountant shall be final, binding and conclusive on Purchaser and Sellers absent manifest error.  The fees, expenses and costs of the American Arbitration Association and the Independent Accountant shall be borne in the same proportion as the aggregate value of the Unresolved Items that are unsuccessfully disputed by Purchaser, on the one hand, and Sellers, on the other hand, (as determined by the Independent Accountant) bears to the total value of the Unresolved Items submitted to the Independent Accountant.

(g) Access to Information.  Sellers shall provide Purchaser and its Representatives, and Purchaser shall provide Sellers and their Representatives, (i) reasonable access to the books and records of the Business for the period prior to and through the Closing Date and to any other information reasonably requested, (ii) reasonable access during normal business hours to employees, (iii) work papers of its accountants (subject to the recipient  and its Representatives executing any customary and reasonable undertakings required by the providing party’s accountants in connection therewith), and shall otherwise cooperate and provide assistance, in each case, as the other shall reasonably request in connection with the  preparation and review of the Closing Statement.

(h) Final Adjustment.

(a) If (A) Closing Working Capital exceeds Estimated Closing Working Capital, then Sellers shall be entitled to a payment from Purchaser in an amount equal to such excess, and if (B) Estimated Closing Working Capital exceeds Closing Working Capital, then Purchaser shall be entitled to a payment from Sellers in an amount equal to such excess.

(b) The party that is required to make a payment pursuant to this Section 2.7 shall make such payment within two (2) Business Days after the Closing Statement is finalized pursuant to clause (d), (e) or (f) of this Section 2.7.

(i) Method of Payment, Interest, etc.  Any amount paid pursuant to Section 2.7(h) shall be (i) increased by interest on such amount, compounded daily, at an annual interest rate equal to one percent (1.00%), from the Closing Date to and including the date of payment based on a 365 day year, (ii) made by wire transfer of immediately available funds to an account designated by the receiving party and (iii) treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as disclosed in the Sellers Disclosure Letter (it being agreed that disclosure of any item in any Section of the Sellers Disclosure Letter shall also be deemed disclosure with respect to any other Section of this Article III to which the relevance of such item is readily apparent), Sellers, jointly and severally, represent and warrant to Purchaser as of the date of this Agreement and as of the Closing:

Section 3.1 Corporate Status.  Sellers are corporations duly incorporated and validly existing under the laws of the State of Delaware.  As of the Closing, Newco will be, duly organized, validly existing and in good standing under the Laws of Delaware, and Sellers have, and Newco, as of the Closing will have, all requisite corporate or other power and authority to own, lease and operate its assets and to carry on its business as now conducted.  As of the Closing, Newco will be duly qualified to do business and will be in good standing as a foreign corporation or other entity in each jurisdiction where the ownership or operation of its assets or the conduct of the business requires such qualification, except for any failure to be so qualified or in good standing that would not materially impair the operation of the Business.  Section 3.1 of the Sellers Disclosure Letter lists the Seller Entities and each of the owners of the Seller Entities (including each owner’s respective ownership percentages).

Section 3.2 Authorization; Etc.

  Each of Sellers has full power and authority to execute, deliver and perform its obligations under this Agreement and each of Sellers and the Seller Entities has, and Newco as of the Closing will have, the power and authority to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action of Sellers and the Seller Entities and no additional authorization or consent is required under the Organizational Documents of Sellers in connection with the execution, delivery and performance by Sellers of this Agreement.  No additional approvals by the equity holders of either of the Sellers are necessary for the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.  This Agreement is a legal, valid and binding obligation of Sellers, enforceable against them in accordance with its terms, except to the extent enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability affecting the rights of creditors and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).  The equity holders of Allied have approved by majority written consent, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.3 Governmental Authorization; Non-Contravention.  The execution, delivery and performance of this Agreement by Sellers and the consummation by Sellers and the Seller Entities and Newco of the transactions contemplated by this Agreement will not (a) conflict with, or constitute a default under, or result in a breach of, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Sellers, Newco or any of their respective Affiliates or result in a loss of any material benefit to which any of the Sellers, Newco or any of their respective Affiliates is entitled under any Contract, or result in the creation of any Lien (other than Permitted Liens) upon any material Transferred Assets, (b) require the consent, authorization, approval or waiver of, or any registrations or filings with or notices to, any Person (i) in order to comply with the Organizational Documents of Sellers, Newco or any of their respective Affiliates, or (ii) under any Law or order to which Sellers, Newco or any of their respective Affiliates, are subject, except for (A) any notice required to be filed under the HSR Act with either the DOJ or the FTC, (B) any consent, approval or notice required to be obtained from or given to any state public utility commission, including those set forth on Schedule 1G, (C)  any transfer application or other filing to be filed with, or any approval of, the FCC or (D) any Form 8-K Current Report filings required to be made with the SEC under the Securities Exchange Act of 1934, as amended,  (c) violate any provision of the Organizational Documents of Sellers, Newco or any of their respective Affiliates or (d) violate or result in a breach of, or constitute a default under, any Law or order to which Sellers, Newco or any of their respective Affiliates are subject, except in each of clause (a), (b)(ii) and (d) above, as would not, individually, or in the aggregate, reasonably be likely to have a Material Adverse Effect.

Section 3.4 Ownership of Newco; Assets and Liabilities of Newco; Transferred LLCs.

(a) Immediately prior to the Closing, Allied will hold of record and own beneficially the Newco Membership Interest, free and clear of (i) all Liens and (ii) restrictions on transfer (other than restrictions under the Securities Act and state securities Laws).  Immediately prior to and immediately following the Closing, (A) Newco and the Transferred LLCs will hold good and valid title to the Transferred Assets free and clear of all Liens other than Permitted Liens and will have no other assets, (B) Newco will have the Assumed Liabilities (including the Liabilities of the Transferred LLCs, but excluding the Excluded Liabilities), and no other Liabilities other than those resulting from actions or omissions by Purchaser.  Immediately following the Closing, (A) Purchaser will own the Newco Membership Interest free and clear of all Liens other than those created or attaching through Purchaser or its Affiliates (other than Newco and its Affiliates), (B) Newco will hold good and valid title to the Transferred LLC Interests, free and clear of all Liens, and (C) Newco and the Transferred LLCs will hold good and valid title to the other Transferred Assets, free and clear of all Liens other than Permitted Liens or those created or attaching through Purchaser or its Affiliates (other than Newco and its Affiliates).

(b) Schedule 1K sets forth, for each Transferred LLC, (i) the legal name and jurisdiction of organization of such Transferred LLC, (ii) the number and/or percentage of the limited liability company interests of such Transferred LLC and (iii) the names of the record holders thereof.  All of the Transferred LLC Interests have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to, and have not been issued in violation of, any preemptive rights.  There are no preemptive or other outstanding rights, options, warrants, calls, subscription rights, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, commitments or rights of any kind (whether or not conditional) that obligate any of the Transferred LLCs to issue, transfer or sell, or cause to be issued, transferred or sold, any limited liability company interests or any securities or obligations convertible or exchangeable into, or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Transferred LLCs and no securities or obligations evidencing such rights are authorized, issued or outstanding.  No Transferred LLC is a party to any equity holder agreement, voting trust agreement, registration rights agreement or other similar agreement relating to any equity interests of any Transferred LLC or any other agreement relating to disposition, transfer, voting or dividends with respect to any equity interests of any Transferred LLC.  Immediately prior to and immediately following the Newco Transfer and the Closing, the Transferred LLCs will hold all of their assets, property and rights free and clear of all Liens other than Permitted Liens or those created or attaching through Purchaser or its Affiliates (other than Newco and its Affiliates).

(c) Schedule 1F sets forth, for each Partnership, (i) the legal name and jurisdiction of organization of such Partnership, (ii) the number and/or percentage of the partnership interests of such Partnership owned by Sellers and/or their Affiliates and (iii) the names of the record holders thereof.  Immediately prior to and immediately following the Newco Transfer and the Closing, the Partnerships will hold all of their assets, property and rights free and clear of all Liens other than Permitted Liens or those created or attaching through Purchaser or its Affiliates (other than Newco and its Affiliates) and the only Affiliates of the Sellers that own Partnership Interests are the Transferred LLCs.  Sellers have made available to Purchaser true and correct copies of each Partnership’s partnership agreement to which Allied or any Seller Entity is a party.

Section 3.5 No Judgments, Litigation.  There is no outstanding judgment, order, writ, injunction, decree or award of any Governmental Authority, or any civil, criminal or administrative action, claim, litigation, arbitration, investigation, hearing or other proceeding of or before any Governmental Authority or arbitrator pending or, to the Knowledge of Sellers, threatened, against Sellers or any of their Affiliates relating to the Business, or the FCC Licenses, or that questions the validity of the transactions contemplated by this Agreement or the Transition Services Agreement or any action taken or required to be taken pursuant to this Agreement or the Transition Services Agreement or in which it is sought to restrain or prohibit such transactions or to obtain damages or other relief in connection with this Agreement or the Transition Services Agreement, other than any civil actions, claims, litigation, arbitrations, investigations, hearings or other proceedings or any group of substantially similar civil actions, claims, litigation, arbitrations, investigations, hearings or other proceedings, which individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on Newco and its Subsidiaries and, to Sellers’ Knowledge, no injunctive or equitable relief is being sought.

Section 3.6 Sufficiency.   The Transferred Assets and the assets to be made available to Purchaser pursuant to the Transition Services Agreement will be operational and in good working order in all material respects, normal wear and tear excepted, as of the Closing, and perform in all material respects in accordance with their documentation and functional specifications.  Subject to any Third Party consents that are required under the Transferred IP Contracts or the Transferred Contracts, and the transition services to be made available to Purchaser pursuant to the Transition Services Agreement, the Transferred Assets constitute all of the rights, services, arrangements, tangible and intangible assets and property (including Intellectual Property) necessary to conduct the Business in all material respects as it is presently conducted on the date of this Agreement and as necessary to conduct the Business immediately following the Closing on the same basis and to the same extent conducted immediately prior to the Closing (assuming compliance with this Agreement).  The Persons identified in Section 3.1 of the Sellers Disclosure Letter as Seller Entities collectively represent all of the Affiliates of Sellers that own or hold for use assets or properties to be transferred directly or indirectly to Newco in the transactions contemplated by this Agreement and/or that will provide services pursuant to the Transition Services Agreement.

Section 3.7 Financial Statements.  Section  3.7(a) of the Sellers Disclosure Letter contains a true and complete copy of financial statements in respect of the Business, consisting of balance sheets as of November 30, 2012 and statements of income for the eleven months ending November 30, 2012 (the “Financial Statements”).  Each of the Financial Statements has been prepared in accordance with GAAP, as consistently applied, for all periods presented, subject to normal year end audit adjustments that would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole, and the absence of notes.  Each of the Financial Statements has been derived from the historical books and records of Sellers and their Subsidiaries, and presents fairly in all material respects the financial position and results of operations of the Business as of the respective dates and for the respective periods indicated.

Section 3.8 Absence of Liabilities.  Except as reflected or reserved against on or otherwise disclosed on the face of the Financial Statements, neither Sellers nor any of their Affiliates has any Liabilities with respect to the Business that will constitute Assumed Liabilities, other than those (a) incurred in the ordinary course of business since September 30, 2012, (b) that are not, individually or in the aggregate, material to the Business, or (c) arising out of the performance of any Contract in effect as of the date hereof or entered into in the ordinary course of business after the date hereof.

Section 3.9 FCC Matters.

(a) The FCC Licenses have been identified to Purchaser prior to the date of this Agreement.  For each FCC License, Schedule 1D sets forth (i) the FCC Registration Number or name of the licensee and, if applicable, the lessee, (ii) FCC call sign, license number or other license identifier, (iii) the geographic area for which Sellers and their Affiliates are authorized to provide service, (iv) current expiration date, (v) frequency block (except for microwave licenses) and (vi) where applicable, the relevant market and service designations used by the FCC.  The FCC Licenses include all licenses and authorizations issued by the FCC that are used in the Business as it is presently conducted on the date hereof.  There is no condition outside of the ordinary course imposed on any of the FCC Licenses by the FCC (including any condition on the grant of a renewal application) that is not disclosed on the face of the reference copy of the FCC License in the FCC’s Universal Licensing System database; provided that ordinary course shall include any condition described in any federal statutes, FCC regulations, orders or similar sources that applies generally to FCC licenses of the applicable radio service.

(b) Schedule 1D sets forth a list of each leased FCC License that will be assigned as part of the Transferred Assets (the “Leases”). Sellers and the Seller Entities are not, nor, to the Knowledge of Sellers, is any other party to any of the material Leases, in breach or default under the Leases, and any material breach or default that has been asserted by such other party has been waived, cured or otherwise settled.  Sellers and the Seller Entities have not, nor has any other party to any of the Leases claimed in any written statement that the counterparty is in breach or default under the Leases and any past breach or default has been waived, cured or otherwise settled. For purposes of this Section 3.9(b), any breach of a payment obligation shall be deemed material. No party to any Lease has claimed in writing, and no party has threatened, in any written statement to Sellers or any of their Affiliates that the party has a right to terminate any Lease at any time or to seek damages against Sellers or any of their Affiliates for an alleged violation, breach or default by any such Person of any Lease. Except as set forth on Schedule 1D, none of the Transferred Assets is subject to a Lease.

(c) (i) Each FCC License and Lease has been approved by the FCC to be held by the licensee and, if applicable, lessee listed on Schedule 1D, is valid and in full force and effect, and has not been suspended, revoked, cancelled, terminated or forfeited or adversely modified; (ii) there is no proceeding pending before the FCC (and no pending judicial review of such a proceeding) or, to the Knowledge of Sellers, threatened by a Person with respect to any FCC License, Lease, Sellers or any of Sellers’ Affiliates that, individually or in the aggregate, are reasonably likely to result in the suspension, revocation, cancellation, termination, forfeiture, or adverse modification of any FCC License or Lease; and (iii) to the Knowledge of Sellers, no event, condition or circumstance would preclude any FCC License from being renewed in the ordinary course (to the extent that such FCC License or Lease is renewable by its terms).

(d) The licensee of each FCC License and the lessee of each Lease is in material compliance with the terms of the rules, regulations and orders of the FCC (the “FCC Rules”) and any other Laws that apply to or that are contained in, each FCC License and the FCC Licenses underlying the Leases and has timely fulfilled and performed all of its material obligations with respect thereto, including all reports, notifications and applications to the FCC).  Sellers have provided Purchaser with access to copies of each such report, including ownership reports and regulatory fee filings, filed in the last three (3) years, with the exception of those reports that are available in their entirety in the FCC’s Universal Licensing System database.  Sellers have not incurred, or if incurred Sellers have fully discharged, any fine, charge or other liability resulting from any noncompliance prior to the Closing relating to such reports. Sellers have timely made the payment of all regulatory fees, contributions to the Universal Service Fund, the TRS Fund and all other such funds to which contributions are required by the FCC Rules.

(e) Except for structures that do not require registration, each of the antenna structures used for the operation of the FCC Licenses and Leases has been registered with the FCC by Sellers or the licensee or lessee Affiliate, or, in the case of structures where Sellers or one of their Affiliates is the lessee of the structure, to the Knowledge of Sellers, by the lessor, or an Affiliate of the lessor, of the structure.

(f) All of the currently operating cell sites and microwave paths of the Sellers and their Affiliates relating to the Business, in respect of which a filing with the FCC was required, have been constructed and are currently operated in all respects as represented to the FCC in currently effective filings, and modifications to such cell sites and microwave paths have been preceded by the submission to the FCC of all required filings.

(g) There is no debt existing, outstanding or owing to the FCC or any Governmental Authority with respect to the FCC Licenses or Leases. No amounts are due and owing to the FCC by reason of the ownership or operation pursuant to the FCC Licenses or Leases and all fees and contributions required to be paid to the FCC by Sellers or their Affiliates with respect to the FCC Licenses or Leases have been timely paid.

(h) No payments to the FCC or the United States Treasury for or with respect to any FCC License or Lease, including annual regulatory fee payments for the FCC Licenses and Leases assessed under Section 1.1152 of the FCC Rules are due or are overdue. There is no payment owed to the FCC, the United States Treasury or any other Governmental Authority with respect to any FCC License or Lease.

(i) None of the FCC Licenses has been modified by Sellers or their Affiliates in any respect, including through disaggregation and/or partition, and there is no pending or planned application by Sellers or their Affiliates to modify any FCC License.

(j) No FCC License or Lease is subject to a condition or situation that could reasonably be expected to place such FCC License at risk of revocation, cancellation, termination, modification, non-renewal, suspension or forfeiture.

Section 3.10 Intellectual Property.

(a) Section 3.10(a) of the Sellers Disclosure Letter sets forth a true and complete list of all (i) Transferred Intellectual Property that is Registered, indicating for each item the record owner(s), registration or application number, registration or application date, and the filing jurisdiction; and (ii) material unregistered Trademarks  included in the Transferred Intellectual Property.

(b) Sellers or one of their Affiliates exclusively owns all right, title and interest in all of the Transferred Intellectual Property and has the right to transfer to Newco all the Transferred Intellectual Property, free and clear of all Liens, other than Permitted Liens and non-exclusive licenses granted in the ordinary course of business.  The Transferred Intellectual Property (i) is, to the Knowledge of Sellers, valid, subsisting and enforceable and will continue to be so immediately following the consummation of the transactions contemplated by this Agreement; and (ii) is not subject to any outstanding order, judgment, decree or agreement adversely affecting in any material respect the use thereof or rights therein.

(c) The Transferred Network Assets constitute all of the Network Assets, other than those Excluded Assets listed in Section 3.10(c) of the Sellers Disclosure Letter, used in, or held for use in, or necessary for, the conduct of the Business as it is presently conducted on the date of this Agreement and conducted immediately following the Closing.  To the Knowledge of Sellers, the Sellers and their Affiliates have taken commercially reasonable steps in accordance with industry standards to maintain the Transferred Network Assets and to secure the Transferred Network Assets from unauthorized access or use by any Person.

(d) To the Knowledge of Sellers, the conduct of the Business as currently conducted by Sellers and their Subsidiaries and controlled Affiliates, and Sellers’ or their Affiliates’ use of the Transferred Intellectual Property or Sellers’ or any of their Affiliates’ use of the Intellectual Property licensed by Sellers or any of their Affiliates from another Person under a Transferred IP Contract, does not infringe upon, misappropriate or otherwise violate the Intellectual Property of any other Person.  To the Knowledge of Sellers, none of the Transferred Intellectual Property has been infringed upon, misappropriated or otherwise violated by any other Person.

(e) There is not and has not been any litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or, to the Knowledge of Sellers, threatened in writing against Sellers or their Affiliates concerning the ownership, validity, registerability, enforceability, infringement or use of any Transferred Intellectual Property, or, to the Knowledge of Sellers, the use of Intellectual Property licensed under a Transferred IP Contract.

(f) Except for handsets and other products sold in the ordinary course of business, to the Knowledge of Sellers, no product or service of Sellers or any of their Affiliates is distributed with any software (including source code or object code) that is licensed pursuant to an “open source” or other third-party license agreement that requires the disclosure or licensing of any Transferred Intellectual Property (including source code). Neither Sellers nor any of their Affiliates participate or have participated in any standard-setting organization that requires Sellers, any of their Affiliates, Newco or the Purchaser or any of its Affiliates to grant a license, covenant not to sue or similar right under any Transferred Intellectual Property or any Intellectual Property owned by Purchaser or any of its Affiliates.

Section 3.11 Tax Matters.

(a) Sellers have prepared and timely filed (taking into account any valid extension of time within which to file) or caused to be filed all material Tax Returns relating to the Transferred Assets, the Partnerships and the Transferred LLCs required to be filed on or before the Closing Date (the “Covered Returns”) and all such Tax Returns as they relate to the Transferred Assets, the Partnerships and the Transferred LLCs are complete and accurate in all material respects.

(b) Sellers have timely paid or caused to be paid all Taxes, deficiencies, assessments and reassessments of Taxes otherwise imposed with respect to, the Transferred Assets, and all Taxes of the Partnerships and Transferred LLCs, whether or not shown as due on the Covered Returns.

(c) There are no material Liens for Taxes on any of the Transferred Assets (including the assets held by the Partnerships or Transferred LLCs), other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financial Statements.

(d) From its formation and as of the Closing, Newco will be disregarded as an entity distinct from Sellers for U.S. federal income tax purposes.  No Transferred LLC has made an election to be treated as an association taxable as a corporation for U.S. federal income tax purposes and each has from its inception been disregarded for U.S. federal income tax purposes as an entity distinct from Sellers.  Each Partnership will have made an election under Section 754 of the Code prior to the Closing Date.

(e) Neither (i) Sellers nor any of their Affiliates (with respect to the Transferred Assets),  nor (ii) the Partnerships, nor the Transferred LLCs (1) have received any written or oral notice from any taxing authority of any material Tax audit, examination, refund litigation, adjustment in controversy or requests for information or (2) are subject to any currently pending foreign, federal, state, or local audits, examinations, refund litigations, adjustments in controversy or requests for information.

(f) Neither the Partnerships, nor the Transferred LLCs have engaged in any transaction that is the same as, or substantially similar to, a transaction which is a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b) (including any transaction which the Internal Revenue Service has determined to be a “listed transaction” for purposes of 1.6011-4(b)(2)).  Neither the Partnerships, nor the Transferred LLCs have engaged in a transaction of which it made disclosure to any taxing authority to avoid penalties under Section 6662(d) or any comparable provision of state, foreign or local law.

(g) The transactions contemplated by this Agreement will not result in any liability or other obligation of the Sellers or Purchaser to any Partnership or any partner thereof as a result of or in connection with the indirect transfer of the interests in such Partnership pursuant to this Agreement being treated as a termination of such Partnership within the meaning of Section 708(b)(1)(B) of the Code.

As used in this Agreement, (i) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies or other like assessments, fees and charges, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, E-911 fees, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Authority with respect thereto, and (ii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

Section 3.12 Labor Matters.  (a) No Business Employee is represented by any labor union or similar collective bargaining organization and neither Sellers, Newco nor any of their respective Affiliates is subject to any collective bargaining agreement covering any Business Employee, (b) there is no grievance pending or, to the Knowledge of Sellers, threatened, regarding unfair labor practices or collective bargaining relating to the Business or the Business Employees and (c) to the Knowledge of Sellers, no private agreement expressly prohibits Sellers or any of their Affiliates from relocating, closing or terminating any of the operations or facilities of the Business.

Section 3.13 Employee Matters.

(a) Section 3.13(a) of the Sellers Disclosure Letter sets forth a true and complete list of each Business Benefit Plan.  For purposes of this Agreement, the term “Business Benefit Plan” shall mean any benefit plan, program, arrangement or agreement, whether written or unwritten, including any such plan, program, arrangement or agreement that is an employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not such employee welfare benefit plan is subject to ERISA, an employee pension benefit plan within the meaning of Section 3(2) of ERISA (a “Pension Plan”) (whether or not such Pension Plan is subject to ERISA) or health, medical, dental, disability, sick leave, accident or life insurance or a bonus, incentive, deferred compensation, vacation, stock purchase, stock option, restricted stock or other equity-based award, severance, termination, retention, retirement, savings, employment, change of control, vacation, perquisite or fringe benefit plan, program, arrangement or agreement which benefits the current or former employees of Sellers or any of their Affiliates engaged in the Business, or independent contractors or consultants of the Business or, as applicable, any entity that shall constitute Transferred Assets, or to which Sellers or any of their Affiliates sponsors, maintains or contributes to or in respect of which has any liability, whether contingent or otherwise, arising from or related to the Business.  Sellers have made available to Purchaser prior to the date of this Agreement true and complete copies of all of the Business Benefit Plans listed in Section 3.13(a) of the Sellers Disclosure Letter (or a written summary of any unwritten Business Benefit Plan), all material amendments thereto and a Schedule disclosing for each Business Employee as of December 2012, the service date, exempt/non-exempt status, annual base salary and work location as of December 2012.

(b) Each of the Business Benefit Plans has been operated and administered in accordance with its terms and in material compliance with Law, including ERISA and the Code.  Neither Sellers nor their Subsidiaries have engaged in a transaction and, to the Knowledge of Sellers, no condition exists with respect to any Business Benefit Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement (in the case of a Tax or penalty imposed by Section 4975 of the Code), would reasonably be expected to subject the Business or any Business Benefit Plan to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.  Each of the Business Benefit Plans that is intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter from the Internal Revenue Service (the “IRS”) , and Sellers are not aware of any circumstances reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Code and (ii) has been administered in accordance with its terms and in material compliance with Law.  All contributions required to be made under each of the Business Benefit Plans by Law or pursuant to the express terms of the applicable plan have been timely made when due.

(c) None of Sellers, any of their Subsidiaries nor any entity which is considered one employer with Sellers under Section 4001 of ERISA or Section 414 of the Code (whether or not incorporated, an “ERISA Affiliate”) has incurred any Liability (other than payment of premiums) under Title IV of ERISA that could reasonably be expected to become a Liability of Purchaser.  Neither Sellers nor any ERISA Affiliates has now or at any time within the previous six years contributed to, sponsored or maintained (i) any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) or single employer plan (within the meaning of Section 4001(a)(15) of ERISA); (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.  None of the Business Benefit Plans provides retiree medical, disability, life insurance or other retiree welfare benefits.

(d) With respect to each Business Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened in writing, (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, and (iv) no administrative investigation, audit or other administrative proceeding by the United States Department of Labor, the PBGC, the IRS or other Governmental Authority has been instituted or, to the Knowledge of Sellers, threatened  (including any routine requests for information from the PBGC).

(e) Neither Sellers nor any Subsidiary is a party to or bound by any collective bargaining agreement or other agreement with a labor union respecting the Business Employees. In respect of the Business and the Business Employees:  (i) the Sellers and their Subsidiaries are in material compliance with all applicable Laws respecting employment, employment practices and terms and conditions of employment, including wages and hours and the classification and payment of employees and independent contractors, collective bargains, discrimination, civil rights, safety and health, workers’ compensation, collection of withholding taxes, social security and similar taxes, and are not engaged in any unfair labor practices, as defined in the National Labor Relations Act; (ii) there is no pending, or, to the Knowledge of Sellers, threatened, labor dispute, work slowdown, picketing or strike at either Sellers or any of their Subsidiaries, and there have been no such disputes or activities for the three years prior to the date of this Agreement; (iii) there are no complaints, charges, or claims against the Sellers or any of their Subsidiaries pending or, to the Knowledge of the Sellers, threatened in writing to be brought or filed with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by Sellers or any of their Subsidiaries; and (iv) there is no unfair labor practice charge or complaint against the Sellers or any of their Subsidiaries pending or, to the Knowledge of Sellers, threatened before the National Labor Relations Board or other Governmental Authority.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) (i) entitle any employees, officers or consultants of the Sellers or their Subsidiaries to severance, change of control or other similar pay or benefits pursuant to any Business Benefit Plan, (ii) cause any payment or funding (through a grantor trust or otherwise) to become due, or accelerate the time of payment or vesting, or increase the amount of compensation or benefits, to any employees, officers or consultants of Sellers or their Subsidiaries under, or increase the amount payable or trigger any other obligation pursuant to any Business Benefit Plan or (iii) result in payments which would be subject to the excise tax under Section 4999 of the Code.

(g) Neither Sellers nor any Subsidiary has any obligation to, and neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event) require Sellers or any Subsidiary to, gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to the Code, including, but not limited to Sections 280G/4999 and 409A of the Code.

(h) Sellers have made available to Purchaser a true, correct and complete list as of the date hereof of each employee, and each consultant or independent contractor who are individuals and provides services to the Business.  No Business Employees reside or work outside of the United States.  As of the Closing Date, Newco shall employ only the Business Employees and no other employees, or consultants or independent contractors that are individuals.

Section 3.14 Permits.  There is no material defect in any Permit (including environmental, zoning or licensing Permits) pertaining to the operation of any Transferred Asset.  Sellers and their Affiliates have obtained and are in compliance in all material respects with all Permits which are required for the operation of each Transferred Asset.

Section 3.15 Real Property.

(a) Section 3.15(a)(i) of the Sellers Disclosure Letter contains a true, correct and complete list of each Acquired Cell Site and each Acquired Colocation Site that is owned, used or held for use by Sellers or their Affiliates in the Markets.  Each Acquired Cell Site is owned, used or held for use by Sellers or their Affiliates pursuant to a valid and binding Deed, Ground Lease or Governmental Use Permit, in each case free and clear of all Liens except Permitted Liens, and each Acquired Colocation Site is used or held for use by Sellers or their Affiliates pursuant to a valid and binding Seller Colocation Agreement, in each case free and clear of all Liens except Permitted Liens.  Sellers have provided to Purchaser true, correct and complete copies of all such Deeds, Ground Leases, Governmental Use Permits and Seller Colocation Agreements.  Sellers or their Affiliates hold fee simple, marketable title in each Acquired Cell Site acquired by Deed.  Neither Sellers nor any Affiliates of Sellers have entered into any Third Party Colocation Agreements or other occupancy agreements that provide any other Person a right of access to or use of all or any part of any Acquired Cell Site other than the Third Party Colocation Agreements, true, correct and complete copies of which have been made available to Purchaser.  Neither Sellers nor any Affiliates of Sellers have entered into any Third Party Cell Site Agreements with respect to any Acquired Cell Site other than the Third Party Cell Site Agreements listed on Section 3.15(a)(iii) of the Sellers Disclosure Letter, true, correct and complete copies of which have been provided to Purchaser.  No Third Party Cell Site Agreement contains any purchase right with respect to any Acquired Cell Site in favor of any Person except as listed on Section 3.15(a)(iv) of the Sellers Disclosure Letter.

(b) Section 3.15(b) of the Sellers Disclosure Letter contains a list of each MTSO owned, used or held for use by Sellers or any of their Affiliates in the Markets.  Sellers or their Affiliates hold fee simple, marketable title in each MTSO, and the land on which each MTSO is located, free and clear of all Liens except Permitted Liens.  Sellers have provided to Purchaser true, correct and complete copies of all Deeds related to each MTSO.

(c) Each of the Retail/Office Locations is held or used by Sellers or Affiliates of Sellers pursuant to a valid and binding lease agreement (each a “Space Lease”), free and clear of all Liens other than Permitted Liens.  Neither Sellers nor any Affiliates of Sellers have entered into any assignments, subleases, or other occupancy agreements with respect to any of the Retail/Office Locations that provide any other Person a right of access or use of all or any part of any Retail/Office Location that interferes with the operation of the Business in the ordinary course in any material respect.  Sellers have provided to Purchaser true, correct and complete copies of all Space Leases.

(d) The Newco Transfer is not in violation of any provision of any Ground Lease, Governmental Use Permit, Seller Colocation Agreement or Space Lease or would otherwise permit the termination or rescission of any Ground Lease, Governmental Use Permit, Seller Colocation Agreement or Space Lease except as identified on Section 3.15(d)(i) of the Sellers Disclosure Letter.  The Newco Transfer does not require the consent of any Party to any Ground Lease, Governmental Use Permit, Seller Colocation Agreement or Space Lease, except for such consents as are identified on Section 3.15(d)(ii) of the Sellers Disclosure Letter or that have been obtained.

(e) Sellers and their Affiliates neither own, use or hold for use any Real Property other than the Acquired Cell Sites, Acquired Colocation Sites, MTSOs and Retail/Office Locations.  No Ground Lease, Governmental Use Permit, Seller Colocation Agreement or Space Lease has expired or been terminated.  Sellers and their Affiliates are current on all payments due under each Ground Lease, Governmental Use Permit, Seller Colocation Agreement and Space Lease, have complied with all obligations thereunder and have not received any notice of default thereunder which has not been cured.  Sellers and their Affiliates have complied with all obligations under each Third Party Colocation Agreement and Third Party Cell Site Agreement and have not received any notice of default thereunder which has not been cured.

(f) With respect to each Acquired Cell Site location, Acquired Colocation Site, Retail/Office Location and MTSO, Sellers or their Affiliates have not received written notice that any of the improvements on the Real Property do not conform to applicable Law and use restrictions, or that the Real Property is not zoned for the various purposes for which the Real Property and any improvements thereon are presently being used. Sellers and their Affiliates have not received written notice of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting the Real Property. To Sellers’ Knowledge, except for the Third Party Cell Site Agreements identified on Section 3.15(a)(iv) of the Sellers Disclosure Letter, no Person has any right, option, lease, license, right of first refusal or any other Contract with respect to the purchase, assignment, possession, use or transfer of all or any portion of any Sellers’ or of any Sellers Affiliate’s interest in any Acquired Cell Site or MTSO.  Sellers or their Affiliates have valid and enforceable rights of physical and legal ingress and egress to and from each parcel of real property associated with the Acquired Cell Sites, Acquired Colocation Sites, Retail/Office Locations and MTSOs to and from a public right of way or otherwise.

(g) Each Acquired Cell Site (including the tower or other antenna structure and all related Network Equipment) and each MTSO have been constructed and maintained in all material respects, and all Network Equipment located at any Acquired Colocation Site has been installed and maintained in all material respects, in compliance with, and the operations of Sellers or their Affiliates, and as of the Closing, Newco, with respect to each Acquired Cell Site, Acquired Colocation Site, MTSO and Retail/Office Location have been conducted in all material respects in compliance with, the terms and conditions of the applicable Law of any applicable Governmental Authority, including any FCC Rules and any Occupational Safety and Health Administration and FAA rules, regulations and policies and all other Laws governing the construction, marking and lighting of antenna structures and co-location activities.  Sellers and their Affiliates have received all necessary regulatory approvals, made all filings, tower registrations, Radio Frequency Emission Certifications, State and Tribal Historic Preservation Officers Certifications or letters and other reports required to be obtained or made by Sellers relating to each such Acquired Cell Site, Acquired Colocation Site and MTSO including, but not limited to, those necessary to comply with all of FAA and FCC Tower Registration filing requirements of Sellers and their Affiliates under FCC Rule Part 17 and the FCC’s NEPA regulations (FCC Rule Part 1, Subpart I, including without limitation FCC Rule Sections 1.1307-11), and Sellers have, and will provide to Purchaser, all documentation in their possession or reasonably ascertainable by Sellers supporting such approvals, filings, registrations and certifications.  There are no investigations, inquiries, enforcement proceedings, orders or other actions pending (or, to the Knowledge of Seller, threatened) by the FCC, FAA or any other Governmental Authority with respect to any Acquired Cell Site, any MTSO or with respect to any Network Assets at any Acquired Colocation Site, that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect.

Section 3.16 Environmental Matters.

(a) The operation of the Acquired Cell Sites, the Acquired Colocation Sites, the Retail/Office Locations, each MTSO and the related Real Property by, and only to the extent by, Sellers and their Affiliates is, and for the past four (4) years has been, in compliance in all material respects with all applicable Environmental Laws and none of them have received any material notice of non-compliance with any Environmental Law in the two years preceding the date of this Agreement. Sellers and their Affiliates have not, and to the Knowledge of Sellers, no other Person has, released, discharged, spilled, dumped, leaked, buried, placed or disposed of any Hazardous Substance in, on, under or adjacent to any of the Acquired Cell Sites, Acquired Colocation Sites, Retail/Office Locations, any MTSO or related Real Property in a manner reasonably anticipated, individually or in the aggregate, to give rise to material liability under Environmental Law.  With respect to the Acquired Cell Sites, Acquired Colocation Sites, Retail/Office Locations, the MTSOs or the Business, there is no claim, legal action, petition, arbitration, governmental investigation or other legal, administrative or proceeding pending, nor, to the Knowledge of Sellers, threatened in writing, before any Governmental Authority or other forum in which Sellers or their Affiliates or, to Sellers’ Knowledge, any of the Acquired Cell Sites, Acquired Colocation Sites, Retail/Office Locations or MTSOs, has been or would be named as a defendant (a) for alleged noncompliance (including by any predecessor) or with Liability under any Environmental Law or (b) relating to the release, discharge, spillage, dumping, migration, leakage, burial, placement or disposal into the environment of any Hazardous Substance, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) any of the Acquired Cell Sites, Acquired Colocation Sites, Retail/Office Locations or MTSOs or related Real Property.

(b) With respect to the Acquired Cell Sites, the Acquired Colocation Sites, the Retail/Office Locations, each MTSO, any Real Property relating to the foregoing or the Business: (a) none of Sellers or their Affiliates has received written notification that it has been named a responsible party, a potentially responsible party or is otherwise potentially liable under any Environmental Law in connection with the release, disposal, transportation or arrangement for the release, disposal or transportation of Hazardous Substances;  and (b) none of Sellers or their Affiliates has entered into or received or is in default under any order issued by any Governmental Authority relating to Environmental Law. No Lien has arisen or is, to the Knowledge of Sellers, threatened in writing on or against any of the Transferred Assets under or as a result of any Environmental Law. Sellers and their Affiliates have obtained all Permits that are required under any applicable Environmental Law in connection with the Business or the ownership, use, or lease of the Transferred Assets (“Environmental Permits”). Sellers and their Affiliates are in compliance in all material respects with each such Environmental Permit.

(c) To Sellers’ Knowledge, there are no underground storage tanks, oil/water separators, pumps, or septic systems located on any Real Property and no building or other improvement located on any Real Property contains any asbestos or asbestos-containing materials.

Section 3.17 Subscribers.  As of the date hereof, Section 3.17 of the Sellers Disclosure Letter sets forth (a) the total number of Subscribers, and (b) the total number of Postpay Subscribers.

Section 3.18 Contracts.

(a) Section 3.18(a) of the Sellers Disclosure Letter sets forth a true and complete list of the Contracts of the following types that are included in the Transferred Assets or pursuant to which there arise any Assumed Liabilities (the “Material Contracts”); which Schedule shall be organized in the categories set forth below:  (i) Contracts which are reasonably likely to involve annual consideration of $500,000 or greater in any remaining year of the term thereof, or aggregate consideration of $2,000,000 or greater over the remaining term thereof, and cannot be canceled on 90 days or less notice without premium or penalty, (ii) any Contract that is reasonably likely to involve annual consideration of $500,000 or greater in any remaining year of the term thereof  that is an interconnection or similar agreement in connection with which the equipment, networks and services of Sellers or any of their Affiliates in respect of the Business are connected to those of another service provider in order to allow their respective customers access to each other’s services and networks, (iii) all Contracts pursuant to which the Sellers or any of their Affiliates or, after the Closing, Purchaser or its Affiliates could be required to purchase or sell, as applicable, in a single transaction or series of transactions, (A) any wireless spectrum, (B) any equity interests or other assets of any Person or (C) any line of business, (iv) all joint venture, partnership or other similar agreement or arrangement relating to any joint venture or partnership in respect of the Business in which Sellers or any of their Affiliates is a party, (v) sales agent agreements and (vi) leases of retail stores and office space.  “Material Contracts” shall also include tower and cell site leases and license agreements that are included in the Transferred Assets or pursuant to which there are any Assumed Liabilities, true and complete copies of which have been made available to Purchaser.  All Contracts set forth in clause (i) of Section 3.18(a) of the Seller Disclosure Letter are Contracts of the type, and contain terms (including economic terms) and conditions, that are customarily entered into the ordinary course by a wireless telecommunications business of the size and nature of the Business.

(b) None of the Contracts included in the Transferred Assets or pursuant to which there arise any Assumed Liabilities are of the following types:  (i) Contracts that would purport to limit Newco, Purchaser or any of their Affiliates from engaging in the wireless communications services business or any other telecommunications business in any geographic area or competing in any manner with any Person, (ii) except as set forth in Section 3.18(b)(ii) of the Sellers Disclosure Letter, Contracts that would require Newco, Purchaser or any of their Affiliates to deal exclusively with any Person or provide for “most favored nation” pricing as to the procurement or sale of goods or services, (iii) Contracts granting an option, right of first refusal or similar right, and (iv) except for cell site leases listed in Section 3.15(a)(i) of the Sellers Disclosure Letter, revenue-sharing Contracts.

(c) All Material Contracts are valid, binding and enforceable against each Seller and any of its Affiliates party thereto and to the Knowledge of Sellers, each other party thereto, and is in full force and effect, in accordance with the express terms thereof.  There does not as of the date hereof exist under any Material Contracts any material violation, breach or other material default or event of default, or event or condition that, after notice or lapse of time, or both, would constitute a material violation, breach or other material default or event of default thereunder on the part of Sellers or any of their Affiliates or, to the Knowledge of Sellers, any other party thereto.

(d) There are no Intercompany Agreements relating to the Business other than those related to the shared services allocation between and among Allied and Allied’s Subsidiaries, on the one hand, and Parent and its Subsidiaries, other than Allied and Allied’s Subsidiaries, on the other hand, for the eleven month period ending November 30, 2012, a true, complete and accurate summary of which was provided by Seller to Purchaser prior to the date hereof.

(e) Sellers have provided Purchaser with true, correct and complete copies of the Alternative Agreements.  Sellers have performed all of their obligations under the Alternative Agreements with respect to the Markets.

(f) All reseller, sales agent, roaming and interconnection Contracts to which the Sellers Entities are parties are primarily related to the Business.

Section 3.19 Finders’ Fees.  Neither Sellers nor any of their Affiliates or Representatives has entered into any agreement or understanding that will result in any obligation of or claim against Purchaser or any of its Affiliates (including Newco at the Closing) to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

Section 3.20 Insurance.  Sellers have made available to Purchaser prior to the date of this Agreement true, correct and complete copies of the insurance policies covering the Transferred Assets, all of which policies are in full force and effect. Sellers and their Affiliates maintain insurance coverage covering the Transferred Assets with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Business.

Section 3.21 Inventory.  All of the Inventory which shall constitute Transferred Assets has been acquired in the ordinary course of business.  All of the Inventory which shall constitute Transferred Assets is merchantable and fit for the purpose for which it was procured, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the most recently prepared Financial Statements.

Section 3.22 Absence of Changes.  Except as expressly required or contemplated by this Agreement, since December 31, 2011, the Business has been conducted in the ordinary course of business and no Change has occurred that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect.  Since December 31, 2011, none of Sellers or any of their Affiliates has taken or agreed to take any action in respect of the Business that would be prohibited by Section 5.1(a), (b), (e), (g) or (j) if taken after the date hereof.  Since December 31, 2011, Sellers and their Affiliates have not sold, assigned, leased, gifted, conveyed or otherwise transferred, abandoned, canceled, terminated, or permitted to lapse any rights in or to, or otherwise disposed of, or subjected to any Lien, security interest, or license or otherwise encumbered the Newco Membership Interest or, except in the ordinary course of business and for Permitted Liens, any material Transferred Asset or any material asset that at the Closing would otherwise constitute a Transferred Asset.

Section 3.23 Solvency.  Immediately prior to the Closing and at the Closing, after giving effect to the consummation of the transactions contemplated hereby, each of the Sellers will be Solvent and will have adequate capital to carry on their businesses and otherwise meet all of their obligations contained herein, including in Article VIII.

Section 3.24 Fairness Opinion.  Sellers have received the opinion of Stephens Inc., financial advisor to Sellers, dated as of the date hereof, that, as of the date of such opinion, the consideration, in the aggregate, to be received by Allied in the transactions contemplated by this Agreement is fair, from a financial point of view, to Sellers, and Purchaser has been provided with a copy thereof on the date hereof, and such opinion has not been withdrawn or revoked or otherwise modified in any material respect.

Section 3.25 Roaming Agreements. Section 3.25 of Sellers Disclosure Letter sets forth a true and complete list of all roaming agreements, including service level agreements, to which Sellers or any of their Affiliates are a party and which relate to the Business (the “Roaming Agreements”), and Purchaser has been provided with access to true and complete copies of such Roaming Agreements prior to the date hereof. Sellers and their Affiliates have complied and are complying with the terms of the Roaming Agreements.

Section 3.26   Universal Service Fund.  Sellers acknowledge that nothing hereunder shall be construed or intended to limit any actions that Sellers or any of their Affiliates may take with respect to the Universal Service Fund.

Section 3.27   No Other Representations or Warranties.  Sellers acknowledge that none of Purchaser, its Affiliates or any of their respective Representatives has made, or is making, any representation or warranty whatsoever to Sellers or their Affiliates or Representatives other than the representations and warranties of Purchaser expressly provided in Article IV.  Sellers acknowledge that the representations and warranties set forth in Article IV are made solely by Purchaser, and no Affiliates or Representatives of Purchaser shall have any responsibility or liability related thereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as of the date of this Agreement and as of the Closing:

Section 4.1 Corporate Status.  Purchaser is duly organized, validly existing and in good standing under the Laws of the state of its organization.

Section 4.2 Authorization; etc.  Purchaser has full power and authority to execute, deliver and perform its obligations under this Agreement.  The execution, delivery and performance of this Agreement have been duly and validly authorized and approved by all necessary action of Purchaser and no additional corporate or member authorization or consent is required under the Organizational Documents of Purchaser in connection with the execution, delivery and performance by Purchaser of this Agreement.  This Agreement is a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except to the extent enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability affecting the rights of creditors and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

Section 4.3 Governmental Authorization; Non-Contravention.  The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated by this Agreement will not (a) conflict with, or constitute a default under, or result in a breach of, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Purchaser under any Contract, (b) require the consent, authorization, approval or waiver of, or any registrations or filings with or notices to, any Person (i) in order to comply with the Organizational Documents of Purchaser, or (ii) under any Law or order to which Purchaser is subject, except for (A) any notice required to be filed under the HSR Act with either the DOJ or the FTC, (B) any consent, approval or notice required to be obtained from or given to any state public utility commission, including those set forth on Schedule 1G, or (C)  any transfer application or other filing to be filed with, or any approval of, the FCC, (c) violate any provision of the Organizational Documents of Purchaser or (d) violate or result in a breach of, or constitute a default under, any Law or order to which Purchaser is subject, except in each of clause (a), (b)(ii) and (d) above, as would not, individually, or in the aggregate, reasonably be likely to have a material adverse effect on the ability of Purchaser to timely consummate the transactions contemplated by this Agreement.

Section 4.4 No Judgments, Litigation.  There is no outstanding judgment, order, writ, injunction, decree or award of any Governmental Authority, or any civil, criminal or administrative action, claim, litigation, arbitration, investigation, hearing or other proceeding of or before any Governmental Authority or arbitrator pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates which questions the validity of the transactions contemplated hereby or any action taken or required to be taken pursuant to this Agreement or in which it is sought to restrain or prohibit such transactions or to obtain damages or other relief in connection with this Agreement, other than any civil actions, claims, litigation, arbitrations, investigations, hearings or other proceedings or any group of substantially similar civil actions, claims, litigation, arbitrations, investigations, hearings or other proceedings, which would not reasonably be expected to prevent the consummation of the transactions contemplated hereby.

Section 4.5 Legal Qualification.  Purchaser is qualified under the Communications Act of 1934, as amended, and applicable rules and regulations thereunder (including the FCC Rules) to hold and receive any license, permit or other authorization or consent issued by the FCC generally and, subject to receipt of the FCC Consent, to hold and receive the FCC Licenses upon consummation of the transactions contemplated by this Agreement; provided, however, that this Section 4.5 shall not apply with respect to any USF Approval.

Section 4.6 Acquisition for Own Account.  Purchaser is acquiring the Newco Membership Interest for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

Section 4.7 Available Funds.  At the time at which all of the conditions set forth in Section 7.3 have been satisfied and at the Closing, Purchaser will have available to it funds sufficient to pay the Purchase Price.

Section 4.8 Finders’ Fees.  Neither Purchaser nor any of its Affiliates or Representatives has entered into any agreement or understanding that will result in any obligation of or claim against Sellers, or any of their Affiliates to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

Section 4.9 No Other Representations or Warranties.  Purchaser acknowledges that none of Sellers, their Affiliates or any of their respective Representatives has made, or is making, any representation or warranty whatsoever to Purchaser or its Affiliates or Representatives other than the representations and warranties of Sellers expressly provided in Article III.  Purchaser acknowledges that the representations and warranties set forth in Article III are made solely by Sellers, and no Affiliates or Representatives of Sellers shall have any responsibility or liability related thereto.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.  From and after the date hereof until the Closing, without the prior written consent of Purchaser, Sellers shall, and shall cause each of their Affiliates and Newco to, conduct the Business in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to preserve intact the Business and its relationship with its customers, suppliers, creditors and employees.  In addition, Sellers shall, and shall cause each of their Affiliates and Newco to, timely perform its obligations pursuant to each Ground Lease, Governmental Use Permit, Seller Colocation Agreement, Third Party Colocation Agreement and Space Lease.  From and after the date hereof until the earlier of the Closing or the termination of this Agreement, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), except as otherwise expressly contemplated by this Agreement, Sellers shall not, and shall cause their Affiliates and Newco not to:

(a) excluding sales of Inventory and obsolete assets in the ordinary course of business consistent with past practice, sell, assign, gift, convey, license or otherwise transfer, or subject to any lien or security interest, or otherwise encumber the Transferred Assets (other than the Transferred Intellectual Property) or any asset that would be a Transferred Asset (other than the Transferred Intellectual Property), other than Permitted Liens, or the Newco Membership Interest;

(b) sell, assign, gift, convey, license or otherwise transfer, or subject to any lien or security interest, or otherwise encumber the Transferred Intellectual Property other than non-exclusive licenses granted in the ordinary course of business consistent with past practice and other than Permitted Liens;

(c) (i) except in the ordinary course of business consistent with past practice but subject to clause (iii) below, terminate, amend or modify in any manner any Material Contract or enter into any Contract that would have been a Material Contract within the meaning of Section 3.18(a)(iii) and 3.18(a)(iv), (ii) enter into, amend or modify any Contract the effect of which would be to include a provision of the type described in Section 3.18(b) and (iii) renew or enter into a Contract that would be a Transferred Asset or pursuant to which an Assumed Liability would relate to or arise from if the term thereof exceeds two (2) years and the anticipated consideration involved thereunder over such term exceeds $2,500,000;

(d) except in the ordinary course of business consistent with past practice, terminate, amend or modify in any manner any Ground Lease or Governmental Use Permit, Seller Colocation Agreement, Third Party Colocation Agreement and Space Lease;

(e) settle any material claims, actions, arbitrations, disputes or other proceedings before, or threatened to be brought before, a Governmental Authority with respect to the Business or the Transferred Assets that would become Assumed Liabilities or which would be reasonably likely to have any adverse impact on the operations of the Business as a result of a non-monetary settlement;

(f) (i) with respect to a Tax related to the Transferred Assets that would be payable by Purchaser after the Closing and not indemnifiable by Sellers pursuant to Section 6.1(a), and (ii) with respect to the Transferred LLCs and Partnerships, make or change any election with respect to a Tax, file any amended Tax Return, enter into any closing agreement with respect to any Tax, waive or extend any statute of limitation with respect to Taxes, or settle or finally resolve any Tax liability, claim or assessment with respect to any such Tax, in each case, except as would not have the effect of increasing the Tax liability of Purchaser;

(g) except in the ordinary course of business consistent with past practice or pursuant to the terms of any Business Benefit Plan in effect as of the date of this Agreement, (A) hire any new employees, consultants or independent contractors in respect of the Business, except to replace any Business Employee that terminates his or her employment between the date of this Agreement and the Closing, (B) terminate any Business Employees other than for “cause,” as reasonably determined by Sellers, (C) grant or increase the compensation, severance or other benefits payable or to become payable to any Business Employee, (D) adopt, enter into, establish, materially amend or modify or terminate any Business Benefit Plan or any employment, consulting, collective bargaining, bonus or other incentive compensation, health or other welfare, pension, retirement, severance, deferred compensation or other compensation or benefit plan with, for or in respect of any Business Employee that would constitute a Business Benefit Plan had it been in effect as of the date of this Agreement in a manner that would increase Purchaser’s cost in respect of Transferred Employees following Closing, (E) amend the terms of any outstanding equity-based awards in respect of any Business Employee in a manner that would increase Purchaser’s cost in respect of Transferred Employees following Closing, (F) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Business Benefit Plan in a manner that would increase Purchaser’s cost in respect of Transferred Employees following Closing, (G) change any actuarial or other assumptions used to calculate funding obligations with respect to any Business Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, in a manner that would increase Purchaser’s cost in respect of Transferred Employees following Closing or (H) forgive any loans to any Business Employee;

(h) enter into or make any loans to any of its Business Employees (other than business expense advances in the ordinary course of business consistent with past practices) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Business Benefit Plan;

(i) (i) commit to make any capital expenditure except (A) as contemplated by Section 5.22 in connection with the development and deployment of a LTE mobile broadband network but subject to Section 5.1(c)(iii) or (B) otherwise in accordance with the 2013 plan provided by Sellers to Purchaser’s outside counsel on the date of this Agreement and prior to the execution hereof, or (ii) fail to make capital expenditures or marketing expenditures prior to Closing substantially in accordance with such 2013 plan, with such changes in the timing and amount of such expenditures as Sellers reasonably deem appropriate in light of actual market conditions to maintain the Business in the ordinary course and consistent with past practices but in any event in amounts not less than, on an annual basis, $150,000,000 in respect of marketing expenditures and $17,500,000 in respect of capital expenditures (it being understood that if the Closing does not occur on or prior to December 31, 2013, the 2013 plan shall be deemed to be in place for 2014);

(j) assign, transfer, cancel, fail to renew or fail to extend any FCC License or Lease, except for cancellations or modifications of microwave licenses in the ordinary course of business consistent with past practice, to the extent that such cancellations or modifications would not, individually or in the aggregate, reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby;

(k) other than encumbrances that will be released on or prior to the Closing, issue, sell, pledge, dispose of, gift, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, lien, guarantee or encumbrance of any shares of capital stock or equity interests of Allied or any other Person who owns any Transferred Assets; or

(l) authorize or enter into any agreement or commitment with respect to any of the foregoing.

Section 5.2 Filings.

(a) Each of Purchaser and Sellers shall, and shall cause its Affiliates to:

(i) cooperate in connection with the preparation and filing of, and prepare and file with the FTC and the DOJ as promptly as practicable, but in any event no later than fifteen (15) Business Days after the date of this Agreement (it being understood that the failure to file within such fifteen (15) Business Day period shall not constitute a breach of this Agreement), any notification required with respect to the transactions contemplated by this Agreement pursuant to the HSR Act and any supplemental information requested in connection therewith, which notification shall specifically request early termination of the waiting period prescribed by the HSR Act (to the extent applicable to the transactions contemplated by this Agreement); provided that either Sellers, on the one hand, or Purchaser, on the other hand, may, with the agreement of the other (not to be unreasonably withheld or delayed), cause any such notice applicable to it to be withdrawn and refiled to provide the FTC or the DOJ, as the case may be, with additional time to review any or all of the transactions contemplated by this Agreement.

(ii) cooperate in connection with the preparation and filing of, and prepare and file with the FCC as promptly as practicable, but in any event no later than fifteen (15) Business Days after the date of this Agreement (it being understood that the failure to file within such fifteen (15) Business Day period shall not constitute a breach of this Agreement), all necessary applications, notices and other filings in order to obtain the FCC Consent.

(iii) cooperate in connection with the preparation and filing of, and prepare and file with the appropriate Governmental Authorities, all other necessary regulatory applications, notices and other filings and seek all necessary regulatory approvals (except for the USF Approvals) in order to consummate the transactions contemplated by this Agreement, such filings to be made, as promptly as practicable, but in any event no later than fifteen (15) Business Days after any determination that such a filing is required.

(b) Each of Purchaser and Sellers shall, and shall cause their respective Subsidiaries to, cooperate with each other in connection with the making of all filings and the obtaining of all approvals referred to in this Section 5.2, including by (i) providing copies of all such filings and attachments to the non-filing party, other than any filing (and its attachments) required to be made in connection with the HSR Act (except for Items 1-3 of any notification required pursuant to the HSR Act), (ii) furnishing all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby, (iii) promptly keeping the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Authority relating to the approval of the transactions contemplated hereby and of any material communication received or given in connection with any proceeding by a private party relating to the approval of the transactions contemplated hereby by any Governmental Authority, (iv) permitting the other party, or the other party’s legal counsel, to review any material communication delivered to, and consult with the other parties in advance of any meeting or conference with, any Governmental Authority relating to the transactions contemplated hereby or in connection with any proceeding by a private party relating to the approval of the transactions contemplated hereby by any Governmental Authority, (v) giving the other party the opportunity to attend and participate in such meetings and conferences to the extent allowed by applicable Law or by the applicable Governmental Authority, (vi) in the event one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any meetings or conferences, keeping the other party promptly and reasonably apprised with respect thereto and (vii) filing, or cooperating in the filing of, any memoranda, white papers, filings, correspondence, or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority and generally seeking to limit the scope of conditions imposed in connection with obtaining any approvals.  To the extent practicable under the circumstances, each of Purchaser and Sellers shall not participate in any meeting or discussion expected to address substantive matters related to the transactions contemplated hereby, either in person or by telephone, with any Governmental Authority in connection with the proposed transactions unless, to the extent not prohibited by such Governmental Authority, it gives the other party the opportunity to attend and observe.

(c) Each of Purchaser, on the one hand, and Sellers, on the other hand, shall pay its own costs in connection with any filings pursuant to this Section 5.2, and each of them shall pay one-half of any filing fees in connection with any joint filings pursuant to this Section 5.2 (including any notification required to be filed pursuant to the HSR Act).

Section 5.3 Transition Services.

(a) The parties shall work in good faith to negotiate and agree on, within ninety (90) days after the date of this Agreement (and in all events prior to Closing) to enter into a Transition Services Agreement which shall provide for (i) the mutual transitional and operational services to be provided by or to Sellers or their Affiliates under the Transition Services Agreement (the “Transition Services”) (provided that the scope, duration and content of such transition services that are provided will be consistent with the transition services that are customarily provided in connection with the sale of a business providing mobile wireless telecommunications services or other services that are necessary to conduct the Business after the Closing in the manner provided prior to the Closing and will include those services set forth in Schedule 5.3(a)), and (ii) a schedule of service fees.  Such service fees will not include any margin and will be determined in accordance with the total costs allocated to the Transition Service covered by such service fees in the income statement for the eleven-month period ended November 30, 2012 that is included in the Financial Statements.  The Transition Services Agreement shall have a term continuing until the later of eighteen (18) months following the Closing Date and the expiration of the term of the last Transition Service needed to support third party agreements assumed by Purchaser including obligations under roaming contracts (e.g. CDMA roaming, GSM roaming in Idaho).  Without limitation of the foregoing, the Transition Services to be provided by Sellers to Purchaser, and by Purchaser to Sellers, will include, among others, services as described on Schedule 5.3(a) hereto.

(b) Commencing as soon as practicable after the date hereof, the parties will begin preparing for and discussing, to the extent allowed by applicable Law, the process of migrating the Transition Services from Sellers to Purchaser and Purchaser to Sellers, as applicable, so that the completion of the migration of such services shall occur as soon as practicable after the Closing Date.  The parties acknowledge that no migration will begin until after Closing.  The parties will cooperate to assure an orderly and efficient transition.  The Transition Teams appointed in accordance with Section 5.3(c) shall be accountable for planning for and overseeing the implementation and completion of the Transition Services in accordance with the terms hereof and the Transition Services Agreement.  Each party shall make available, as reasonably requested by the other party, reasonably sufficient resources and, unless otherwise provided in this Agreement or the Transition Services Agreement, shall provide decisions, approvals and acceptances within ten (10) Business Days after receipt of such request in writing (including by email) in order that each party may perform its obligations under this Section 5.3 in a timely and efficient manner.

(c) Sellers and Purchaser shall each designate a team of persons that collectively have practical knowledge and expertise in each area of the operations of the Business that relate to the Transition Services, and are authorized to make decisions with respect to the Transition Services (“Transition Team”).  Sellers and Purchaser shall each have the right to substitute, add or remove any of its designees on its initial Transition Team upon prompt notice to the other parties.  Sellers and Purchaser shall each designate a member of their respective Transition Teams as team leader (the “Team Lead”) who shall have the primary responsibility and authority for making team assignments, assessing, monitoring and reporting progress related to the Transition Services, and resolving any disputes between the Transition Team members or delays in performance under the Transition Services Agreement.  The initial members of the Transition Teams and each of the designated Team Leads shall be identified, along with each person’s title, areas of expertise and relevant telecommunications, fax and email information, in writing and submitted to the other parties prior to the initial joint meeting described in Section 5.3(d).

(d) As soon as reasonably practicable following the execution of this Agreement, the Transition Teams of each of Sellers and  Purchaser shall conduct an initial joint meeting for the purpose of defining roles, responsibilities, scope, and timelines and commencing the development of the list of Transition Services to be included in the Transition Services Agreement.  Thereafter the Transition Teams shall convene meetings, at least weekly, or on such other mutually agreed upon periodic basis as required.  It is the expectation of the parties that the members of the Transition Teams shall communicate directly with one another and work together directly with one another to ensure that all Transition Services are completed on a timely and complete basis.  The Team Leads of Sellers’ Transition Team and Purchaser’s Transition Team shall meet regularly to discuss the status of the Transition Services and performance of each parties’ obligations under the Transition Services Agreement, as well as to answer questions, track down information, and resolve disputes that occur from time-to-time.  These meetings may be face-to-face, video or telephonic meetings.  Each party shall bear its own costs of attending meetings between the Transition Teams.  In the event that a Transition Team member or a Team Lead shall be unavailable to work on Transition Services, then he or she shall appoint a temporary or permanent replacement.

Section 5.4 Transition Planning.

(a) From the date of this Agreement until the Closing, upon request by Purchaser, Sellers shall reasonably cooperate with Purchaser and its Affiliates at Purchaser’s expense for the purpose of assisting Purchaser and its Affiliates in connection with transition activities.

(b) From the date of this Agreement until Closing, upon the reasonable request of Purchaser, Sellers shall permit Purchaser and its Affiliates to store equipment at any of the owned or leased real property included in the Transferred Assets in connection with Purchaser’s transition activities, subject to Sellers’ space requirements and any other existing access rights or limitations; provided that Sellers shall use commercially reasonable efforts to have any such limitations removed; provided further; that in connection with the removal of any such limitations, Sellers shall have no obligation to make any payments to or amend any underlying agreements with the owner or leaseholder, as applicable, of such real property.  In the event that this Agreement is terminated prior to the Closing, then Purchaser shall, at its expense, remove and Sellers shall cooperate with Purchaser and its Affiliates in connection with transferring possession to Purchaser and its Affiliates (as applicable) of Purchaser’s and its Affiliates’ equipment, if any, placed at any Transferred Asset.

Section 5.5 Permits.  Following Closing, Sellers and their Affiliates shall not undertake, directly or indirectly, any challenges to the environmental, zoning, licensing or other Permits relating to the operation of the Business.

Section 5.6 Employee Matters.

(a) No later than thirty (30) days after the date of this Agreement, Sellers shall deliver to Purchaser a list of the Business Employees as of such date and no later than twenty-one (21) days prior to the reasonably anticipated Closing Date, Sellers shall deliver to Purchaser an updated list of the Business Employees as of such date (which identifies the number of Business Employees on approved leave of absence), and thereafter and until the Closing Sellers shall promptly inform Purchaser of any changes thereto.  The Business Employees shall be transferred from Sellers to Newco as of the Closing; provided, however, that any Business Employee not actively at work at the Closing due to worker’s compensation or short-term or long-term disability or other approved leave of absence under Sellers’ applicable leave of absence policy (each, a “Leave Employee” and collectively, the “Leave Employees”) shall not become employed by Purchaser, Newco or their Affiliates as of the Closing, but shall become employed by Purchaser, Newco or their Affiliates upon the return of such Business Employee to active employment at the termination of such leave, but only if such Business Employee returns to active employment no later than the first anniversary of the Closing (and Sellers shall retain full liability and responsibility of such Business Employees until they are transferred to Purchaser, Newco or their Affiliates in accordance with this Section 5.6(a)).  From the Closing through the first anniversary of the Closing, Purchaser shall provide to each Business Employee who is employed with Purchaser or any of its Subsidiaries as of the Closing (each, a “Transferred Employee” and collectively, the “Transferred Employees”), provided that a Leave Employee shall not be treated as a Transferred Employee until the expiration of the Leave Employee’s period of absence and unless such Leave Employee thereupon becomes employed  by Newco no later than the first anniversary of the Closing, annual compensation and benefits (other than equity compensation and benefits) that are no less favorable in the aggregate than the compensation and benefits provided immediately prior to the Closing. Notwithstanding the foregoing, with respect to any Transferred Employee who becomes subject to a collective bargaining agreement after the Closing Date, all compensation and benefits treatment afforded to such Transferred Employee by Newco shall be provided only in accordance with the applicable collective bargaining agreement.

(b) Prior to the Closing Date, the Business Employees shall participate solely in Business Benefit Plans, and after the Closing Date, the Transferred Employees shall participate solely in the Purchaser Plans.  Sellers shall fully indemnify Purchaser for all Liabilities arising in connection with (i) the Business Benefit Plans and (ii) the employment of any Transferred Employee with Sellers for any period prior to the Closing Date, in each case, other than those Liabilities expressly assumed by Purchaser under the terms of this Agreement.  Purchaser shall fully indemnify Sellers for all Liabilities arising in connection with (i) Purchaser Plans (as defined below) and (ii) the employment of any Transferred Employee with Purchaser for any period after the Closing.

(c) Except for severance and paid time-off provided pursuant to Section 5.6(d) and 5.6(i), (i) Sellers shall be responsible for and provide to each Business Employee all compensation and benefits which have accrued and, where relevant, vested on behalf of such Business Employee as of the Closing under, and in accordance with the terms of, the Business Benefit Plans, and Purchaser shall have no liability, direct or indirect, in respect of any Business Benefit Plan or any other benefit plan of the Seller Entities; (ii) there shall be no transfer of assets or Liabilities from any Business Benefit Plan to any Purchaser Plan; and (iii) Sellers shall be solely responsible for all Liabilities arising in connection with the termination from Sellers’ employment of any Business Employee, including, without limitation, payment of severance obligations under any Business Benefit Plan, provision of COBRA continuation coverage and the filing of any required notices.  For the avoidance of doubt, Sellers shall pay the Business Employees all bonuses and other incentive awards in respect of periods prior to the Closing Date, and Purchaser shall have no responsibilities for such pre-closing bonuses and other incentive awards.

(d) With respect to each benefit plan, program, practice, policy or arrangement maintained by Purchaser or its Subsidiaries following the Closing and in which any Transferred Employee participates (the “Purchaser Plans”), for purposes of determining eligibility to participate, and vesting, each Transferred Employee’s service with Sellers and their Affiliates (or predecessor employers to the extent Sellers or their Affiliates provide past service credit) shall be treated as service with Purchaser and/or any applicable Subsidiary of Purchaser, including for purposes of benefit accrual under severance, paid time-off and similar Purchaser Plans; provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits, for purposes of any frozen or discontinued Purchaser Plan or any frozen or discontinued portion of a Purchaser Plan or for purposes of any defined benefit pension plan or retiree medical plan.  Purchaser shall use commercially reasonable efforts to cause (i) such service to apply for purposes of satisfying any waiting periods or evidence of insurability requirements, (ii) each Purchaser Plan to waive pre-existing condition limitations for Transferred Employees (and their beneficiaries and covered dependents) participating in such plan to the extent waived or not applicable under the applicable Business Benefit Plan and (iii) to provide each Transferred Employee with credit, or a cash payment of at least $250 for each three-month period that has elapsed in the calendar year prior to the Closing Date, grossed up for Taxes in lieu thereof, for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans of Purchaser that such Transferred Employees are eligible to participate in following their Closing Date.

(e) Effective not later than the Closing, Purchaser or its Affiliates shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code) (as applicable, the “Purchaser 401(k) Plan”).  Each Transferred Employee participating in a Business Benefit Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Sellers 401(k) Plan”) immediately prior to the Closing may elect to become a participant in the corresponding Purchaser 401(k) Plan as of the Closing and each Transferred Employee shall be eligible to participate in a Purchaser 401(k) Plan as of the Closing.  If and to the extent required by the Sellers 401(k) Plan, prior to the Closing, Sellers shall fully fund, through the Closing, all employee contributions and all basic employer matching contributions.

(f) Nothing contained herein, express or implied (i) shall be construed to establish, amend, or modify any Business Benefit Plan, any Purchaser Plan, or any other benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of Purchaser, Sellers, or any of their respective Affiliates to amend, modify or terminate any Business Benefit Plan, any Purchaser Plan, or any other benefit plan, program, agreement or arrangement after the Closing, (iii) is intended to confer or shall confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, (iv) is intended to confer or shall confer upon any individual or any legal representative of any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees and including collective bargaining agents or representatives) any right as a third-party beneficiary of this Agreement, or (v) shall be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

(g) Each party agrees to take such actions as are reasonably necessary to comply with the Federal Workers Adjustment and Retraining Notification Act (the “WARN Act”) with respect to a “plant closing” or “mass layoff” (as defined in the WARN Act) and any other similar applicable state or local Law regarding group terminations or similar events affecting Business Employees (including as a result of the consummation of the transactions contemplated by this Agreement).  To ensure that Purchaser has sufficient information to comply with the WARN Act and any other applicable Law, Sellers agree to notify Purchaser as soon as practicable following the Closing of any layoffs that included any Business Employees during the ninety (90)-day period prior to the Closing.  Purchaser agrees to provide any required notices under the WARN Act as well as any other similar applicable local or state law pertaining to the layoff of any Transferred Employees that occur following the Closing.

(h) Following the date of this Agreement, (i) the parties hereto shall reasonably cooperate in such matters as are reasonably necessary to effect the transactions contemplated by this Section 5.6, including the exchange of information relating to workers’ compensation and employee benefits; (ii) Sellers shall provide Purchaser the opportunity to review and consult on any communications or notices sent to Business Employees regarding any material post-Closing employment or compensation matters that were not previously addressed in the employee communication plan disclosed to Purchaser or that were not otherwise agreed to in principle with Purchaser and (iii) Purchaser shall not provide any communications or notices regarding any material post-Closing employment or compensation matters to the Business Employees prior to the Closing without first providing Sellers a reasonable opportunity to review and consult on any such communications or notices.

(i) Purchaser shall adopt and maintain during the one-year period following the Closing a severance plan for Transferred Employees which shall provide severance benefit payments at least as favorable as set forth on Schedule 5.6(i).

(j) As soon as reasonably practicable after the date of this Agreement but in no event later than forty-five (45) days after the date hereof, Sellers shall provide Purchaser with a true, correct and complete list disclosing for each Business Employee as of December 2012, the employee ID, name, date of birth, title, gender, target bonus or sales incentive, department, active/leave status and full-time/part-time status as of December 2012.

Section 5.7 Permits and Deferred Assets.  From and after the date of this Agreement and until the Closing, each party shall, and shall cause its respective Affiliates to, use reasonable best efforts to obtain any local Permits and any consent, authorization, approval or similar item from any non-governmental Third Party or any Governmental Authority acting solely as a landlord or that is the issuer of any local Permit that is required or appropriate as a result of the transactions contemplated by this Agreement; provided that Purchaser shall not be required to make any payment or agree to anything that would alter any existing rights or obligations in order to obtain any such consent, authorization, approval or similar item.  In the event that the transfer of any Transferred Asset, including any Contract that would be a Transferred Asset, remains subject to receipt of any such required local Permit or Third Party consent, authorization, approval or similar item at Closing, Sellers will not, and will cause their Affiliates not, to transfer such asset (each such asset, a “Deferred Asset”) to Newco at or prior to the Closing.  With respect to any Deferred Asset, Sellers shall (a) continue to use their reasonable best efforts to obtain such Permit, consent, authorization, approval or similar item and (b) provide Newco with the economic and operational benefits and burdens (which burdens Purchaser shall cause Newco to assume, and which Purchaser agrees to guaranty) of such Deferred Asset, in each case, without any additional cost or expense to Newco or Purchaser or any of its Affiliates resulting from the fact that such benefits and burdens are provided by Sellers (as opposed to being obtained directly under such Deferred Asset), until such Permit, consent, authorization, approval or similar item is obtained (or such benefits and burdens would no longer be applicable).

Section 5.8 Notifications.  From and after the date of this Agreement until the Closing Date, each of Sellers, on the one hand, and Purchaser, on the other hand, shall promptly notify the other party of the occurrence of any breach by such party of any representation, warranty, covenant or agreement contained in this Agreement that is reasonably likely to make the satisfaction of the closing conditions set forth in Article VII impossible or unlikely.  Sellers shall promptly upon receipt provide to Purchaser any written notice of non-payment, delinquency, failure of performance, termination or other notice received by Sellers or their Affiliates with respect to any Ground Lease or Governmental Use Permit.

Section 5.9 Confidentiality.

(a) The non-disclosure agreement, dated as of June 28, 2012, by and between Parent and AT&T Services, Inc. (the “Non-Disclosure Agreement”) shall continue in full force and effect following the execution of this Agreement and shall terminate upon the Closing.

(b) None of the parties (or any of their respective Affiliates) shall issue any press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior agreement of the other party, except as may be required by Law or the rules of any applicable stock exchange in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party, and give the other party a reasonable opportunity to comment thereon, before making any such public announcement.  Purchaser shall not, prior to the Closing, without the prior written consent of Sellers, contact any vendors of the Business in their capacity as vendors of the Business.

(c) For a period of three (3) years from and after the Closing Date, Sellers and each of their Affiliates shall, and shall cause their respective Representatives to, treat as confidential and safeguard any and all (i) information, knowledge and data which shall constitute Transferred Assets, and all information about Newco and the Business by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Sellers or their Affiliates used with respect thereto prior to the execution of this Agreement, and (ii) all knowledge, information and data received from or on behalf of Purchaser regarding Purchaser and its Affiliates in connection with this Agreement and the transactions contemplated hereby by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Sellers use with respect to their own confidential information; provided that such confidentiality obligations shall not apply to any information which (w) is or becomes generally available to the public other than as a result of a disclosure, act or omission by Sellers or any of their Affiliates or their respective Representatives; (x) is obtained from a Third Party; provided that such Third Party is not known by Sellers after reasonable inquiry to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to any other Person with respect to such information; (y) is required to be disclosed by Sellers or their Affiliates under any applicable Law; or (z) is required to enforce any rights Sellers may have against, or to defend any claims made by, Purchaser or any Third Party.

Section 5.10 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party agrees to use, and to cause its Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, and to cause to be satisfied the conditions referred to in Article VII; provided that the foregoing shall not preclude a party from exercising its rights under this Agreement; provided, further, that this Section 5.10 shall not impose any obligations on Purchaser to make any filings in respect of the USF Approvals.

(b) Each of the Sellers, Purchaser and their respective Affiliates shall take all reasonable actions, including filing all necessary regulatory notifications and seeking all necessary Regulatory Approvals, in order to consummate the transactions contemplated by this Agreement and to diligently pursue the processing of any such applications and filings before the FCC or DOJ and other applicable Governmental Authorities.  Further, each of the Sellers, Purchaser and their respective Affiliates shall use reasonable best efforts to obtain the FCC Consent and to cause the waiting periods under the HSR Act to terminate or expire prior to the Termination Date.  Nothing in this Agreement shall require, or be construed to require, Purchaser or any of its Affiliates to take or refrain from taking any action or to agree to any restriction or condition (including any sales, divestitures, dispositions or changes in business practice or any commitments or requirements with respect to an Adverse Network Condition) with respect to (i) any of their existing or future assets or operations (other than those referenced in the following clause (ii)) or (ii) Newco, the Business, the Transferred Assets or Assumed Liabilities, unless, in the case of this clause (ii) only, such actions, restrictions and conditions (including any sales, divestitures, dispositions or changes in business practice or any commitments or requirements with respect to an Adverse Network Condition) are not, individually or in the aggregate, reasonably likely to have a material adverse effect on the financial condition, properties, operations, assets, liabilities, business or results of operations of Newco and its Subsidiaries, taken as a whole, or the Transferred Assets, taken as a whole (any of such actions, restrictions, conditions or agreements with respect to (i) or which would have the effect referred to in (ii) being referred to as a “Regulatory Adverse Effect.”  Subject to the terms and conditions of this Agreement, each of the Sellers and Purchaser shall cooperate with each other in avoiding the entry of, or having vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, including defending any lawsuits or other legal proceedings, including any proceeding initiated by a private party, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby.  Sellers and their Affiliates shall not be permitted to agree to any actions, restrictions or conditions affecting Newco, the Business, the Transferred Assets or the Assumed Liabilities with respect to obtaining any consents, registrations, approvals, permits or authorizations in connection with the transactions contemplated by this Agreement without the prior written consent of Purchaser.

Section 5.11 Access.  Without limiting the terms and conditions of this Agreement, from the date of this Agreement until the Closing, Sellers shall, and shall cause each of its Affiliates to, (a)  give Purchaser and its Representatives reasonable access, during normal business hours and on reasonable notice to Sellers, to the Business, Business Employees, Transferred Assets, including environmental, zoning and other Permit and FCC License documents and information, and Representatives of Sellers and their Affiliates who can respond knowledgeably to questions related thereto and to transfer and transitional matters, including environmental, zoning and other Permit and FCC License documents and information, in each case in a manner not unreasonably disruptive to the operations of the business of Sellers or any of their Subsidiaries, during normal business hours and upon reasonable notice, (b) deliver to Purchaser the information technology and network related information set forth on Schedule 5.11 by the dates such delivery is contemplated by Schedule 5.11, and (c) make available to Purchaser online and in physical format substantially all tower files and related information (including substantially all information necessary for Purchaser to confirm compliance with respect to the Business by Sellers and their Affiliates with the FCC Rules and FAA Rules relating to towers) as soon as reasonably practicable after the date of this Agreement but in no event later than thirty (30) days after the date hereof; provided that nothing in this Section 5.11 shall require Sellers or any of their Subsidiaries to disclose any information to Purchaser or its Representatives if such disclosure would, in the reasonable judgment of Sellers, (i) cause significant competitive harm to Sellers or any of their Subsidiaries if the transactions contemplated hereby are not consummated, (ii) violate applicable Law or the provisions of any agreement to which Sellers or any of their Subsidiaries is a party, or (iii) jeopardize any attorney-client or other legal privilege.

Section 5.12 Allocation of Consideration.  Within ninety (90) days after the Closing, Purchaser shall deliver to Sellers a statement (the “Allocation Statement”) allocating the consideration paid by Purchaser pursuant to this Agreement among the Transferred Assets in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (the “Section 1060 Allocation”).  If, within fifteen (15) Business Days after delivery of the Allocation Statement, Sellers notify Purchaser in writing that Sellers object to the allocation set forth in the Allocation Statement, Purchaser and Sellers shall use commercially reasonable efforts to resolve such dispute within twenty (20) days.  In the event Purchaser and Sellers are unable to resolve such dispute within twenty (20) days, Purchaser and Sellers shall file their Tax Returns in accordance with their own determinations as to the correct allocation.  The parties agree to amend the Section 1060 Allocation as necessary to reflect any adjustments in consideration agreed upon, or payments made, after the Closing Date.  Except as otherwise provided in this Section 5.12, Purchaser and Sellers each further agree to file, and to cause their respective Affiliates to file, their income tax returns and all other Tax Returns and necessary forms in such a manner as to reflect the allocation of the consideration as determined in accordance with this Section 5.12.

Section 5.13 Damage to Transferred Assets Prior to Closing.  In the event that any of the Transferred Assets has been damaged by a casualty and not repaired prior to the Closing Date (the “Damaged Assets”) and is covered by insurance, Sellers will promptly notify Purchaser upon its or its Affiliate’s becoming aware of such event and use reasonable best efforts to collect any amounts due in respect of any such Damaged Assets under its insurance policies (if any) and promptly remit any such collected amounts to Purchaser at or following the Closing; provided, however, that in lieu of delivering such collected amounts at or prior to Closing, the Closing Purchase Price may be reduced by such amounts collected under Sellers’ insurance policies at or prior to Closing.  With respect to any Damaged Assets that are not covered by insurance or as to which insurance proceeds are not sufficient to replace or repair such Damaged Assets, Sellers will promptly repair or replace such Damaged Assets with assets that are substantially comparable.

Section 5.14 Liens.  The Sellers shall cause any Liens other than Permitted Liens on the Transferred Assets (other than the Transferred LLC Interests, for which all Liens shall be released, discharged and terminated) or assets that would constitute Transferred Assets to be released, discharged and terminated in full prior to the Closing.

Section 5.15 Intercompany Obligations.  Sellers agree that not later than the day prior to the Closing Date all intercompany obligations that immediately prior to the Closing would be owed by Newco or one of its Subsidiaries to Sellers or one of their Affiliates (other than Newco and its Subsidiaries) or by Sellers or one of their Affiliates (other than Newco and its Subsidiaries) to Newco or one of its Subsidiaries and claims relating to the Transferred Assets and the Assumed Liabilities by Sellers and their Affiliates (including Newco and its Subsidiaries), shall be settled, released or terminated without any continuing Liability to Newco and its Subsidiaries or Sellers and their Affiliates.

Section 5.16 Non-Solicitation.  For a period ending one (1) year after the Closing Date, Sellers shall not, and shall cause their Affiliates not to, directly or indirectly, solicit, hire or employ any Transferred Employees.  Notwithstanding the foregoing, this Section 5.16 shall not prohibit Sellers from (i) engaging in general solicitations not directed specifically at any Transferred Employee or hiring employees who respond to such general solicitations or (ii) hiring any Transferred Employee who has previously been terminated by Purchaser or one of its Affiliates or who has ceased to be employed by Purchaser or one of its Affiliates for at least 30 days.

Section 5.17 Name.  Sellers shall not use, license or sell or permit to be used by any Person the name “Alltel” in connection with any wireless communications business in the Markets for a period ending one (1) year after the date of expiration or termination of Purchaser’s right to use such name (“Alltel”) pursuant to the Transition Services Agreement.

Section 5.18 Release.  Sellers, for and on behalf of themselves and for and on behalf of their Affiliates (other than Newco and its Subsidiaries), shall execute at the Closing a general release and discharge, for the benefit of Newco and its Subsidiaries, in form and substance satisfactory to Purchaser,  releasing and discharging Newco and its Subsidiaries from any and all Liabilities to Sellers or any of their Affiliates, except to the extent such Liabilities are contemplated to be retained, or have been assumed, by Newco and its Subsidiaries expressly pursuant to this Agreement.

Section 5.19 FCC Licenses.  Prior to the Closing, Sellers shall, and shall cause Seller’s Affiliates to, take all steps reasonably necessary to renew any FCC License, including preparing and filing with the appropriate Governmental Authorities all necessary applications in connection therewith as soon as reasonably practicable after the commencement of the period during which such applications may be made.

Section 5.20 No Other Discussions.  Between the date hereof and the Closing, each Seller shall not, and shall cause its respective Subsidiaries and its and its Subsidiaries’ officers and directors not to, and shall instruct and use its best efforts to cause its and their respective Affiliates and other Representatives not to, directly or indirectly, (a) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to or that could reasonably be expected to lead to, or the making or submission of, any proposal (whether or not it constitutes an agreement or understanding, whether oral or written) for the direct or indirect acquisition, exchange, refinancing of, or similar transaction involving any substantial portion of the Transferred Assets, whether by merger, stock purchase, asset sale or otherwise, but excluding sales of Inventory and obsolete assets in the ordinary course of business consistent with past practice (an “Acquisition Proposal”), (b) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating or with respect to, any Acquisition Proposal, or in response to any inquiries or proposals that could reasonably be expected to lead to any Acquisition Proposal, (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (d) approve, endorse, or recommend any Acquisition Proposal or (e) enter into any letter of intent or similar document or any agreement or commitment providing for, any Acquisition Proposal.  Sellers shall notify Purchaser of any such Acquisition Proposal within twenty-four (24) hours of receipt of the same.

Section 5.21 Additional Financial Statements.  Sellers will prepare and furnish to Purchaser as soon as they become available, and in any event, not later than thirty (30) days after the end of each quarter an unaudited balance sheet and an unaudited income statement for the Business for each full quarterly period prior to the Closing on a basis consistent with the Financial Statements.

Section 5.22 LTE Network.  Notwithstanding anything to the contrary set forth herein, from the date hereof until the Closing Date, Sellers shall be permitted to develop and deploy a LTE mobile broadband network as part of the Business; provided that (a) the details of such development and deployment are provided to Purchaser reasonably in advance of such development and deployment, (b) Sellers shall consider in good faith any  reasonable concerns or suggestions communicated by Purchaser to Sellers with respect to such development and deployment to the extent it would affect integration of Sellers’ network with that of Purchaser, and (c) such development and deployment would not reasonably be expected to have a Material Adverse Effect on the Business, the Transferred Assets or the Assumed Liabilities.

Section 5.23 Alternative Agreements.  (a) Sellers shall duly perform and comply with the obligations under the Contract listed in Schedule 1I(1)(a) as such obligations relate to the Markets, notwithstanding the assumption of the Assumed Strategic Agreement Obligations by Purchaser; and (b) prior to the Closing, Sellers shall have delivered written evidence of properly given notice by Sellers under the Contract listed in Schedule 1I(1)(b) in accordance with the terms thereof of deletion of the Markets from such Contract.  Effective as of the Closing, Sellers shall have deleted the Markets from the Contracts listed in Schedule 1I(1)(b), pursuant to Section 4.5 thereof.

Section 5.24 USF Approvals.  If, and to the extent, (i) the USF Approvals are obtained prior to Closing and (ii) Purchaser elects to accept the USF Assets and assume the USF Liabilities by delivering written notice to Sellers prior to Closing, the Transferred Assets shall include the USF Assets (for the avoidance of doubt, the calculation of Working Capital shall not include the USF Assets) and the Assumed Liabilities shall include the USF Liabilities. To the extent the USF Approvals are not obtained prior to Closing or to the extent Purchaser elects not to accept the USF Assets and assume the USF Liabilities by delivering notice to Sellers prior to Closing, Purchaser shall reimburse Sellers at the Closing an amount equal to any Performance Default Payment (as that term is used in paragraphs 189-192 of Mobility Fund Phase I Auction Scheduled for September 27, 2012; Notice and Filing Requirements and Other Procedures for Auction 901, AU Docket No. 12-25, Public Notice, DA 12-641 (released May 2, 2012) that Sellers are required to pay to any Governmental Authority following payment thereof by the Sellers; provided, however, that Purchaser shall not be required to reimburse Sellers for any Auction Default Payment (as that term is used in paragraphs 184-188 of Mobility Fund Phase I Auction Scheduled for September 27, 2012; Notice and Filing Requirements and Other Procedures for Auction 901, AU Docket No. 12-25, Public Notice, DA 12-641 (released May 2, 2012)).  If and to the extent Purchaser has elected to accept the USF Assets and assume the USF Liabilities pursuant to clause (ii) of the first sentence of this Section 5.24, Sellers may elect to cancel such acceptance and assumption by delivering written notice to Purchaser prior to Closing, subject to receipt prior to Closing of the written approvals required by any Governmental Authority to effect such cancellation and confirm that Purchaser has not assumed any USF Liabilities; provided that (a) such election by Sellers would not reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement, and (b) Sellers reimburse Purchaser for the amount equal to any Performance Payment Default described in the second sentence of this Section 5.24 and imposed on Purchaser.  If Sellers’ election pursuant to the preceding sentence satisfies all of the conditions described in the preceding sentence, Purchaser will be deemed not to have assumed any USF Liabilities for the purposes of the definition of “Adverse Network Condition.”

Section 5.25 Escrow Agreement.  At or prior to the Closing, Sellers and Purchaser shall execute and deliver the Escrow Agreement.

Section 5.26 Delivery of Diligence Materials.  Within five (5) Business Days after the date hereof, Sellers shall deliver to Purchaser a CD-ROM containing a true, correct and complete copy of the materials provided to Purchaser on the Merrill DataSite for Project Ensemble as of 11:01 a.m. (CST) on January 21, 2013.  The CD-ROM delivered pursuant to this Section 5.26 shall be subject to the terms of the Non-Disclosure Agreement and the confidentiality obligations in Section 5.9 of this Agreement.

ARTICLE VI

TAX MATTERS

Section 6.1 Tax Indemnification.

(a) Sellers shall indemnify and hold harmless the Purchaser Indemnified Parties from and against any Losses with respect to any liability for Taxes (other than Transfer Taxes pursuant to Section 6.2) imposed on or otherwise relating to the Transferred Assets, the Partnerships and Transferred LLCs (i) attributable to any taxable period that ends on or prior to the Closing Date (a “Pre-Closing Tax Period”) or any portion of any taxable period that is not a Pre-Closing Tax Period that ends on the Closing Date, (including under Treasury Regulation Section 1502-6 or any similar rule of foreign, federal, state or local law, or as a tranferee, successor or otherwise), or (ii) in connection with a breach of any representation with respect to Taxes in Section 3.11.  Sellers shall indemnify and hold harmless the Purchaser Indemnified Parties from and against any Losses arising in connection with a technical termination of any Partnership within the meaning of Section 708 of the Code due to the transfer of Partnership Interests pursuant to this Agreement, whether under the terms of the agreement of such Partnership or otherwise.

(b) Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from and against any liability for Taxes relating to the Transferred Assets, the Partnerships and the Transferred LLCs and attributable to any taxable period that is not a Pre-Closing Tax Period, except for any portion of such taxable period that ends on the Closing Date. Any claim to be made pursuant to this Section 6.1 must be made before the expiration (with valid extensions) of the applicable statute of limitations plus thirty (30) days related to the Taxes at issue.

(c) Any payment made pursuant to this Section 6.l shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by law.

(d) For purposes of this Section 6.1, except as provided in the Transition Services Agreement, any Tax liability attributable to a taxable period that begins before and ends after the Closing Date (a “Straddle Period”) shall be apportioned between the portion of such period ending on the Closing Date and the portion beginning on the day after the Closing Date (x) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (y) in the case of all other Taxes, on the basis of a “closing of the books” as of the end of the Closing Date.

(e) Sellers shall be responsible for preparing any Tax Returns with respect to the Transferred Assets, the Partnerships and the Transferred LLCs (in the case of the Partnerships, to the extent Sellers have the direct or indirect right to do so under the terms of the agreement of such Partnerships) for any Pre-Closing Tax Periods.  Purchaser shall be responsible for preparing any Tax Returns with respect to the Transferred Assets, the Partnerships and Transferred LLCs (in the case of the Partnerships, to the extent Purchaser has the direct or indirect right to do so under the terms of the agreement of such Partnerships) for Straddle Periods.  Purchaser shall make such Tax Returns available for review by Sellers in advance of the due date for filing such Tax Returns and shall consider in good faith any change reasonably requested by Sellers to such Tax Returns.  In the event of any disagreement between Purchaser and Sellers, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to Purchaser and Sellers (the “Accountant”) and any such determination by the Accountant shall be final.  The fees and expenses of the Accountant shall be borne equally by Purchaser and Sellers.

(f) A party (the “first party”) shall promptly notify the other party (the “second party”) in writing upon receipt of notice of any Tax audits, examinations or assessments that may give rise to a liability for which the second party is responsible under Section 6.1(a) or Section 6.1(b), respectively; provided, that a failure to provide notice shall not affect the first party’s rights to indemnification hereunder, except to the extent that the second party is materially prejudiced thereby. Sellers shall control any such audit, examination or proceeding that relates to a Pre-Closing Tax Period and the parties shall share control over any such audit, examination or proceeding that relates to a Straddle Period; provided that Purchaser shall be entitled to participate in any such contest with its own counsel at its own expense, and Sellers shall provide Purchaser with reasonable advance notice of all communications with any Tax authority, and with advance copies of all materials to be submitted to any Tax authority (and shall provide Purchaser a reasonable opportunity to review and comment on any such materials), and shall otherwise cooperate with Purchaser in good faith in connection with the conduct of any such contest.  Purchaser shall control any audit, examination or proceeding that does not relate to Taxes for which Sellers may be responsible under Section 6.1(a).  Neither party shall settle or resolve any Tax liability in a manner that could adversely affect the other party without the other party’s consent, such consent not to be unreasonably withheld, conditioned or delayed.

(g) Sellers and Purchaser shall (and shall cause their respective Affiliates to) (i) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or judicial or administrative proceeding relating to Taxes with respect to the Transferred Assets; and (ii) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding; provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

Section 6.2 Transfer Taxes.  Purchaser, on the one hand, and Sellers, on the other hand, shall each bear one half of the expense of all use, sales, transfer, recording, registration and other fees, and other similar transaction Taxes, if any, imposed by reason of the transactions contemplated by this Agreement (“Transfer Taxes”).  Purchaser shall be responsible for preparing and timely filing any Tax Returns required with respect to any such Transfer Taxes.  Purchaser and Sellers agree to reasonably cooperate to structure the transactions contemplated by this Agreement in a manner that will minimize the amount of any such Taxes.

Section 6.3 Like-Kind Exchange.  In the event that either Sellers or Purchaser desires to structure the transactions contemplated by this Agreement as a like-kind exchange, including with a third party, under Section 1031 of the Code, the parties shall cooperate to structure such transactions as such to the greatest extent possible under the Tax Law and shall make such modifications to this Agreement as are reasonably necessary to meet the requirements of Section 1031 of the Code and the Treasury Regulations promulgated thereunder; provided that nothing in this Section 6.3 will limit either party’s ability to settle or compromise any tax dispute with a tax authority in such manner as that party determines to be appropriate.  None of the representations, warranties, covenants, indemnification obligations or other agreements of the parties hereunder shall be affected by the structuring of the transactions contemplated by this Agreement as a like-kind exchange pursuant to this Section 6.3.  Neither Purchaser nor Sellers shall be required to make any representations or warranties, assume any obligations, spend any out-of-pocket sum, or acquire title to any other property in connection with the structuring of  the transactions as a like-kind exchange.  Notwithstanding any other provision of this Agreement, the provisions of this Section 6.3 shall survive the Closing without limitation.  In the event of any conflict between this Section 6.3 and the terms and conditions of any agreement relating to a particular transaction intended to be used as a part of a like-kind exchange under Section 1031 of the Code, the terms and conditions of such other agreement shall control to the extent of any such conflict.

Section 6.4 Survival, Coordination. Any indemnification with respect to Losses covered by this Article VI shall not be subject to the limitations on indemnification in Section 8.2(b). Notwithstanding anything in this Agreement to the contrary, the provisions of this Article VI shall survive until the expiration of the applicable statute of limitations.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions Precedent to Purchaser’s and Sellers’ Obligations to Close.  The obligation of Purchaser and Sellers to consummate the transactions contemplated hereby shall be conditioned upon the satisfaction or fulfillment, at or prior to the Closing, of the following conditions, unless waived in writing by Purchaser and Sellers:

(a) No statute, Law, regulation, rule, code, order, decree, ruling or injunction, whether temporary, preliminary or permanent, shall have been enacted, issued, entered, promulgated or enforced by any Governmental Authority having jurisdiction over the parties which shall be in effect making illegal, enjoining, prohibiting or otherwise preventing the consummation of the transactions contemplated by this Agreement;

(b) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated; and

(c) The FCC shall have granted the FCC Consent.

Section 7.2 Conditions Precedent to Sellers’ Obligation to Close.  The obligation of Sellers to consummate the transactions contemplated hereby shall be conditioned upon the satisfaction or fulfillment, at or prior to the Closing, of the following conditions, unless waived in writing by Sellers:

(a) Each of Purchaser’s closing deliveries to Sellers set forth in Section 2.6(a) shall have been made;

(b) Each of the representations and warranties of Purchaser set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date);

(c) Purchaser shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(d) Purchaser shall have executed and delivered the Escrow Agreement.

Section 7.3 Conditions Precedent to Purchaser’s Obligation to Close.  The obligation of Purchaser to consummate the transactions contemplated hereby shall be conditioned upon the satisfaction or fulfillment, at or prior to the Closing, of the following conditions, unless waived in writing by Purchaser:

(a) Each of Sellers’ closing deliveries to Purchaser set forth in Section 2.6(b) shall have been made;

(b) Each of the representations and warranties of Sellers set forth herein shall be true and correct as of the date of this Agreement and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had and is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect;

(c) Each of the Sellers shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing;

(d) The Newco Transfer shall have been consummated in accordance with the terms and conditions of this Agreement;

(e) (i)  All Regulatory Approvals that have been obtained shall have been obtained without the imposition of any term, condition or consequence that would reasonably be likely to result in a Regulatory Adverse Effect and (ii) any FCC Consent obtained from the FCC shall have been obtained by Final Order;

(f) All Regulatory Approvals, the failure of which to make or obtain would reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect, shall have been made or obtained;

(g) After the date of this Agreement, there shall not have occurred any Change that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Material Adverse Effect;

(h) There shall be no pending claim, legal action, petition, arbitration, governmental investigation or other legal, administrative or tax proceeding  (i) by the FCC or DOJ or (ii) by any other Governmental Authority seeking to enjoin, prohibit or otherwise prevent the transactions contemplated by this Agreement that, in the case of clause (ii), would, individually or in the aggregate, reasonably be likely to result (A) in vacating, reversing, setting aside, annulling, suspending or modifying any Regulatory Approval that, (x) if so vacated, reversed, set aside, annulled, suspended or modified would cause the condition set forth in Section 7.3(f) not to be satisfied or (y) if modified, would impose any term, condition or consequence that would reasonably be likely to have a Material Adverse Effect or (B) in permanently enjoining the transactions contemplated by this Agreement; and Sellers and the Escrow Agent shall have executed and delivered the Escrow Agreement.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

Section 8.1 Survival.  The representations and warranties of Sellers and Purchaser contained in this Agreement shall survive the Closing for the period set forth in this Section 8.1.  All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate upon the expiration of eighteen (18) months after the Closing Date, except that (a) the representations and warranties contained in Section 3.9 (FCC Matters) shall terminate upon the expiration of forty-eight (48) months after the Closing Date, (b) the representations and warranties contained in Section 3.18(e) (Contracts) shall survive until the Alternative Agreement Termination Date  and (c) the representations and warranties contained in Sections 3.1 (Corporate Status), 3.2 (Authorization; etc.), the third sentence of 3.6 (Sufficiency) 3.11 (Tax Matters), 3.19 (Finders’ Fees), 4.1 (Corporate Status), 4.2 (Authorization; etc.), and 4.8 (Finders’ Fees) shall survive until the expiration of the applicable statute of limitations, giving effect to any extensions thereof; provided, that in the event notice of any claim for indemnification under Section 8.2(a) or Section 8.3 has been given (within the meaning of Section 10.4) within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved under the terms of this Agreement.  The covenants and agreements of the parties contained in this Agreement or the Ancillary Agreements, or in connection herewith or therewith, shall survive the Closing indefinitely or until expiration of the relevant statute of limitation or, if a shorter period is explicitly specified herein or therein, for such shorter period.

Section 8.2 Indemnification by Sellers.

(a) Subject to Section 8.2(b), Sellers hereby agree that from and after the Closing, they shall, jointly and severally, indemnify, defend and hold harmless Purchaser, its Affiliates, and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees (other than the Transferred Employees) and their heirs, successors and permitted assigns, each in their capacity as such (the “Purchaser Indemnified Parties”) from, against and in respect of any damages, losses, Taxes, charges, Liabilities, claims, actions, suits, proceedings, judgments, settlements, assessments, penalties, and costs and expenses (including reasonable attorneys’ fees and out of pocket disbursements), in each case excluding consequential, special, incidental, indirect, punitive or exemplary damages (except to the extent actually paid to a third party) (collectively, “Losses”) imposed on, sustained, incurred or suffered by, or asserted against, any of the Purchaser Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, arising out of (i) subject to Section 8.2(b), any breach or inaccuracy of any representation or warranty made by Sellers, (ii) any breach of any covenant or agreement of Sellers, (iii) any appraisal or other claims of stockholders of Sellers relating to this Agreement or the transactions contemplated hereby, (iv) the Alternative Agreements, including the Alternative Agreement Obligations, or (v) the Excluded Liabilities and all other Liabilities of Sellers and their Affiliates that are not Assumed Liabilities.  For the purposes of this Article VIII, in determining whether there has been a breach of or inaccuracy in any representation or warranty made in this Agreement and the amount of any Losses in respect of any breach or inaccuracy in the representations and warranties, any qualification or limitation as to materiality (whether by reference to Material Adverse Effect or otherwise) contained in such representation or warranty (but not in any defined term, other than “Material Adverse Effect,” used in any such representation or warranty) shall be disregarded.

(b) Except with respect to items indemnified or indemnifiable pursuant to Article VI, Sellers shall not be liable to the Purchaser Indemnified Parties for any Losses with respect to the matters contained in Section 8.2(a)(i) unless (x) for any particular Loss or group of related Losses arising out of substantially similar facts, such Loss exceeds $10,000 (such Loss of $10,000 or less being a “De Minimis Loss”), and no claim for a De Minimis Loss shall be asserted under this Section 8.2 (and no such De Minimis Loss shall be included in the calculation of the Threshold Amount provided for in clause (y) hereof) and (y) the aggregate amount of Losses incurred by all Purchaser Indemnified Parties exceeds an amount equal to $11,700,000 (the “Threshold Amount”), in which event  Sellers shall be liable to the Purchaser Indemnified Parties for all Losses in excess of the Threshold Amount.  Sellers’ cumulative aggregate liability for Losses with respect to the matters contained in Section 8.2(a)(i) shall not exceed an amount equal to $117,000,000 (the “Indemnification Cap”).  Notwithstanding the foregoing, Sellers shall indemnify the Purchaser Indemnified Parties without application of the Indemnification Cap or clause (y) above, including whether all Losses have exceeded the Threshold Amount, with respect to any Loss resulting from or relating to any alleged or actual breach or inaccuracy of any representation or warranty made by Sellers or any of their Affiliates pursuant to Section 3.9 with respect to the FCC Licenses, the third sentence of Section 3.6 or Section 3.18(e), and any payment made to the Purchaser Indemnified Parties in respect of such Losses shall not be counted in determining if the Threshold Amount has been satisfied or the Indemnification Cap has been reached.

Section 8.3 Indemnification by Purchaser.

(a) Subject to Section 8.3(b), Purchaser hereby agrees that from and after the Closing, it shall indemnify, defend and hold harmless Sellers, their Affiliates, and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Seller Indemnified Parties” and, collectively with the Purchaser Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, arising out of (i) any breach of any representation or warranty made by Purchaser, (ii) any breach of a covenant or agreement of Purchaser contained in this Agreement, or (iii) any Assumed Liabilities.

(b) Purchaser shall not be liable to the Seller Indemnified Parties for any Losses with respect to the matters contained in Section 8.3(a)(i) (x) for any De Minimis Loss, and no claim for a De Minimis Loss shall be asserted under this Section 8.3 (and no such De Minimis Loss shall be included in the calculation of the Threshold Amount provided for in clause (y) hereof) and (y) the aggregate amount of Losses incurred by all Seller Indemnified Parties exceeds the Threshold Amount, in which event  Purchaser shall be liable to the Seller Indemnified Parties for all Losses in excess of the Threshold Amount.  Purchaser’s cumulative aggregate liability for Losses with respect to the matters contained in Section 8.3(a)(i) shall not exceed an amount equal to the Indemnification Cap.

Section 8.4 Third Party Claim Indemnification Procedures.  If an indemnification claim made by any Indemnified Party under this Article VIII involves a third party claim (a “Third Party Claim”), such Indemnified Party shall (a) promptly notify the indemnifying party (an “Indemnifying Party”) of all relevant information concerning the Third Party Claim known to such Indemnified Party (provided that failure to so notify the Indemnifying Party will only relieve the indemnification obligation if and to the extent such failure results in material prejudice with respect to such Third Party Claim) and (b) give the Indemnifying Party full opportunity to control the defense of such Third Party Claim (using counsel reasonably acceptable to such Indemnified Party); provided that the Indemnified Party can participate in any proceeding to defend such Third Party Claim, represented by counsel of its choosing, at its own cost and expense unless the Indemnifying Party and the Indemnified Party are both named as parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which event the Indemnified Party shall be entitled to employ one counsel to represent it.  If, after notice thereof, the Indemnifying Party fails to promptly assume the defense of a Third Party Claim for which indemnification is claimed hereunder (but in any event within thirty (30) days of receiving notice of the Third Party Claim from the Indemnified Party), or, after having assumed defense of such claim, fails to diligently conduct such defense, the Indemnified Party may assume the defense thereof, and shall be indemnified for the cost and expense of such defense (to the extent such Indemnified Party is entitled to indemnification hereunder).  If the Indemnified Party shall have employed counsel as described in the foregoing sentences, the reasonable fees and expenses of such counsel shall be included in the calculation of Losses with respect to the Third Party Claim.  No Indemnified Party may be bound by any compromise or settlement of a Third Party Claim without its consent (not to be unreasonably withheld, conditioned or delayed) unless (i) the sole relief is monetary damages for which the Indemnified Party shall be fully indemnified, and (ii) there is no finding or admission of any violation of Law or rights of any person or entity.  The Indemnified Party shall not compromise or settle any Third Party Claim without the Indemnifying Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed) unless such compromise or settlement (A) does result in any indemnifiable Losses or (B) fully releases the Indemnifying Party of any Liability under this Article VIII.

Section 8.5 Adjustments to Losses.

(a) Taxes. The amount of any Losses for which indemnification is provided under this Article VIII shall be reduced by the amount of any net Tax benefit, if any, actually realized by the Indemnified Party or its Affiliates attributable to such Losses with respect to the year in which such Losses arose.  If the amount of any Loss with respect to any indemnification claim is required to be reduced under this Section 8.5(a) after the Indemnifying Party has made payment to the Indemnified Party with respect to such Loss, the Indemnified Party shall promptly pay the Indemnifying Party cash in an amount equal to such reduction.

(b) Insurance.  In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted.

(c) Reimbursement.  If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article VIII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of Loss.

Section 8.6 Payments.  Subject to the last sentence of this Section 8.6, the Indemnifying Party shall pay all amounts payable pursuant to this Article VIII by wire transfer of immediately available funds, promptly following receipt from such Indemnified Party of a bill for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith reasonably disputes the Loss (or its obligation to provide indemnification with respect thereto), in which event it shall so notify the Seller Indemnified Party.  In any event, other than in respect of amounts to be satisfied through disbursements by the Escrow Agent which shall be paid in accordance with Section 2.4, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than five (5) days following any final determination of such Loss and the Indemnifying Party’s liability therefor.  A “final determination” shall exist when (a) the parties to the dispute have reached an agreement, (b) a court of competent jurisdiction shall have entered a final non-appealable order or judgment or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.  If the Indemnified Party is a Purchaser Indemnified Party, then such payment shall be satisfied first from the Escrow Funds until the funds contained therein are exhausted or released, and second, by Purchaser’s right to seek recourse directly against Sellers.

Section 8.7 Characterization of Indemnification Payments.  All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 8.2 or 8.3 shall be treated as adjustments to the Purchase Price for Tax purposes unless otherwise required by Law.

Section 8.8 Effect of Waiver of Condition.  Neither Purchaser’s nor Sellers’ right to indemnity pursuant to this Article VIII shall be adversely affected by its waiver of a condition to closing set forth in Article VII unless such party makes clear by the terms of its waiver that it is foreclosing its right to indemnity with respect to the matter that is the subject of the waiver.

Section 8.9 No Double Recovery.  Notwithstanding the fact that any Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement (including under Section 6.1 and this Article VIII) with respect to any fact, event, condition or circumstance, no Person will be entitled to recover the amount of any Losses suffered by such Person more than once under this Agreement (including under Section 6.1 and this Article VIII) in respect of such fact, event, condition or circumstance.

Section 8.10 Exclusive Remedy.  Except as otherwise specifically provided in Section 5.6(b) and Section 10.5 the parties acknowledge and agree that their respective sole and exclusive remedy for monetary damages after the Closing for any breach of this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII (except that no such limitation shall apply to tort claims under applicable Law based on fraud, and this limitation shall not affect Purchaser’s rights to seek equitable remedies); provided that, notwithstanding any other provision of this Article VIII, any indemnification in respect of Taxes (including an indemnification in respect of a breach of any representation with respect to Taxes in Section 3.11) shall be dealt with in Section 6.1 and not in this Article VIII.

ARTICLE IX

TERMINATION

Section 9.1 Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) By either party if any court of competent jurisdiction or a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

(b) By either party if the Closing shall not have occurred on or before the date that is eighteen (18) months after the execution of this Agreement (the “Termination Date”); provided that if the Closing shall not have occurred on or before such date due to a breach of any representations, warranties, covenants or agreements contained in this Agreement by one of the parties, then the breaching party may not terminate this Agreement pursuant to this Section 9.1(b);

(c) By mutual written agreement of the parties;

(d) By Purchaser, if:

(i) Sellers shall have breached any of their representations, warranties, covenants or agreements contained in this Agreement, which breach (x) would result in the failure of the conditions set forth in Section 7.3(b) or Section 7.3(c) and (y)(1) cannot be or is not cured prior to the date that is eighteen (18) months after the execution of this Agreement or (2) is not cured within thirty (30) days after Purchaser shall have given Sellers written notice stating Purchaser’s intention to terminate this Agreement pursuant to this Section 9.1(d)(i) and the basis for such termination; or

(ii) a Material Adverse Effect shall have occurred and be continuing at the time of the termination.

(e) By Sellers, if Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (x) would result in the failure of the conditions set forth in Section 7.2(b) or Section 7.2(c) and (y)(1) cannot be or is not cured prior to the date that is 18 months after the execution of this Agreement or (2)  is not cured within thirty (30) days after Sellers shall have given Purchaser written notice stating Sellers’ intention to terminate this Agreement pursuant to this Section 9.1(e) and the basis for such termination.

Section 9.2 Consequences of Termination.  In the event of termination of this Agreement prior to the Closing by any party, except as otherwise provided in this Section 9.2, all rights and obligations of the parties under this Agreement shall terminate without any liability of any party to any other party (except for any liability of any party for any prior breach of this Agreement) and the provisions of Article I, this Article IX and Sections 5.9 (Confidentiality), 5.24(b) (USF Approvals), 10.1 (Governing Law; Submission to Jurisdiction; Waiver of Jury Trial), 10.2 (Counterparts), 10.4 (Notices) and 10.6 (Miscellaneous) shall survive the termination of this Agreement.

ARTICLE X

GENERAL

Section 10.1 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any of the conflict of law rules thereof that would require or permit the application of the law of any other jurisdiction.

(b) The parties agree that the courts of the State of New York sitting in New York County and the United States District Court for the Southern District of New York, and any appellate courts from any thereof shall have exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated by this Agreement.  The parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of such courts the resolution of any such claim or dispute.

(c) The parties hereby unconditionally and irrevocably waive, to the fullest extent permitted by Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement brought in any court specified in Section 10.1(b) above, or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(d) Each of the parties hereby irrevocably and unconditionally waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the transactions contemplated by this Agreement or the actions of the parties in the negotiation, administration or enforcement thereof.

Section 10.2 Counterparts.  This Agreement may be executed in any number of counterparts (including counterparts transmitted by facsimile or other electronic transmission), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 10.3 Additional Instruments.  From time to time after the Closing Date, each party shall, and shall cause its Affiliates to, if reasonably requested by another party, promptly make, acknowledge, execute and deliver such additional assignments and other instruments, assurances or documents as may be reasonably requested by the other party to satisfy its obligations hereunder or to obtain the benefits of the transactions contemplated hereby.  Such efforts and assistance shall be at the cost of the requesting party.

Section 10.4 Notices.  All notices required or permitted to be given under the provisions of this Agreement shall be (a) in writing, (b) delivered by personal delivery, or sent by commercial delivery service or certified mail, return receipt requested, (c) deemed to have been given on the date of personal delivery, or the date set forth in the records of the delivery service or on the return receipt, and (d) addressed as follows:

If to Sellers:

Atlantic Tele-Network, Inc.
600 Cummings Center
Beverly, MA  01915
Attention:  William Kreisher

Atlantic Tele-Network, Inc.
600 Cummings Center
Beverly, MA  01915
Attention:  Leonard Q. Slap, General Counsel

and

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY  10006
Attention:     William A. Groll

If to Purchaser:

AT&T Mobility LLC
c/o AT&T Inc.
208 S. Akard, 32nd Floor
Dallas, TX 75202
Attention: José M. Menchaca

with copies to:

AT&T Inc.
208 S. Akard, 32nd Floor
Dallas, TX 75202
Attention: John J. O’Connor

and

Sullivan & Cromwell LLP
1888 Century Park E Suite 2100
Los Angeles, CA  90067
Attention: Eric M. Krautheimer

and

Sullivan & Cromwell LLP
125 Broad Street
New York, NY  10004
Attention:  Krishna Veeraraghavan

or such other address as such party may hereafter specify for the purpose by notice to the other parties.

Section 10.5 Specific Performance.  The parties acknowledge that Purchaser, on the one hand, and Sellers, on the other hand, would be irreparably damaged if the provisions of this Agreement are not performed by the other parties hereto in accordance with their specific terms and that any breach of this Agreement by a party could not be adequately compensated in all cases by monetary damages alone.  Accordingly, Purchaser (in the event of such a breach by Sellers) or Sellers (in the event of such a breach by Purchaser) shall be entitled to a decree of specific performance pursuant to which Sellers or Purchaser, respectively, are ordered to affirmatively carry out their obligations under this Agreement, whether before or after the Closing, and each party hereto hereby waives any defense to the effect that a remedy at law would be an adequate remedy for such breach.  Any requirements for the securing or posting of any bond by a party hereto with such equitable remedy are hereby waived.  Prior to the Closing, the foregoing shall not be deemed to be or construed as a waiver or election of remedies by any party hereto, which expressly reserves any and all rights and remedies available to it at law or in equity in the event of any breach or default by Sellers or Purchaser, as applicable, under this Agreement prior to the Closing.

Section 10.6 Miscellaneous.

(a) Amendment; Waiver; Severability; Entire Agreement.  No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed by both parties, and no waiver hereunder shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  The waiver by any of the parties of a breach of or a default under any of the provisions of this Agreement, on one or more occasion, shall not be construed as a waiver of any other breach or default of a similar nature, and the failure by any of the parties, on one or more occasion, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall not be construed as a waiver of any of such provisions, rights or privileges hereunder.  The rights and remedies herein provided are cumulative and none is exclusive of any other, except as expressly provided herein.  In the event that any one or more of the terms or provisions contained herein shall for any reason be held to be unenforceable in any respect under Law, such unenforceability shall not affect any other provision of this Agreement, and the parties will use their commercially reasonable efforts to agree upon an enforceable provision which most closely approximates the intent of the parties in entering into this Agreement.  This Agreement, together with the Schedules and Exhibits, the Transition Services Agreement and the Non-Disclosure Agreement contain the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

(b) Expenses.  Except as set forth in Sections 2.7(f) (Purchase Price Adjustment), 5.2 (Filings), 5.24(b) (USF Approvals), 6.1(f) (Tax Indemnification), 6.2 (Transfer Taxes) and 8.6 (Payments) and except as may otherwise be agreed in writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

(c) Third Parties.  The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties and their respective heirs, executors, administrators, legal representatives, successors and assigns and they shall not be construed as conferring any rights or remedies on any other Persons.

(d) Assignment.  Except as otherwise provided in this Agreement, neither party may assign this Agreement without the prior written consent of the other party; provided that Purchaser may, without the consent of Sellers, but subject to any necessary approval from a Governmental Authority, assign this Agreement or any rights hereunder to any of its Affiliate prior to or after the Closing if such assignment is not reasonably likely to delay Closing, but no assignment described in this sentence shall relieve the assignor of its obligations hereunder.  This Agreement shall inure to the benefit of the parties and their respective successors and permitted assigns.

(e) Headings; Interpretation.  The descriptive headings herein are inserted for convenience only and do not constitute a part of this Agreement.

(f) Sellers Disclosure Letter  Any item disclosed by Sellers in any Section of the Sellers Disclosure Letter shall be deemed to be disclosed for the purposes of and shall qualify each representation and warranty to which such item or its contents would be readily understood to relate without regard to whether the Section specifically references such representation or warranty and without regard to whether such representation and warranty specifically references a Section of the Sellers Disclosure Letter.  No disclosure on the Sellers Disclosure Letter shall be deemed an admission as to the materiality of any item so disclosed.

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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

ALLIED WIRELESS COMMUNICATIONS CORPORATION

By /s/ Francis O’Mara
Francis O’Mara, President and Chief Executive Officer

ATLANTIC TELE-NETWORK, INC.

By /s/ Michael T. Prior
Michael T. Prior, President and Chief Executive Officer

AT&T MOBILITY LLC

By /s/ Rick L. Moore
Name:	Rick L. Moore
Title:	Senior Vice President